Form 10-K, Exhibit 13
period 2001-12-31
BRUKER AXS INC
filed 2002-03-26
CIK 1134224

                             SELECTED FINANCIAL DATA

CONSOLIDATED/COMBINED STATEMENT OF OPERATIONS DATA

                                                                                                          The Predecessor
                                                                  Three Months                             (Siemens AG)
                                                Year Ended           Ended                 Year Ended       Year Ended
                                               December 31,       December 31,            September 30,    September 30,
                                          --------------------------------------------------------------------------------
                                               2001(1)     2000      1999(2)             1999(3)   1998(3)      1997(4)
--------------------------------------------------------------------------------------------------------------------------
                                                               (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales                                    $82,588    $68,105    $12,792             $61,894   $57,261     $49,391

Cost of sales                                 51,063     43,252      7,873              39,462    35,047           -
                                          --------------------------------------------------------------------------------

 Gross profit                                 31,525     24,853      4,919              22,432    22,214           -
                                          --------------------------------------------------------------------------------
Operating expenses:
 Research and development                      7,744      5,916      1,364               6,837     5,625           -
 In-process research and development           3,590          -          -                   -         -           -
 General and administrative                    5,298      2,723        464               3,009     3,190           -
 Marketing and selling                        16,792     14,111      2,877              12,664    13,598           -
                                          --------------------------------------------------------------------------------
  Total operating expenses                    33,424     22,750      4,705              22,510    22,413           -

 Operating (loss) income                      (1,899)     2,103        214                 (78)     (199)          -

Other expense (income)                           314        (58)       (67)               (331)      192           -
Interest expenses, net                           133        916        219                 531       937           -
                                          --------------------------------------------------------------------------------

(Loss) income before income taxes             (2,346)     1,245         62                (278)   (1,328)          -

Income tax (benefit) expense                    (969)       516        191                (302)     (610)          -
                                          --------------------------------------------------------------------------------

Net (loss) income                             (1,377)       729       (129)                 24      (718)       (660)

Convertible preferred stock accretion            833          -          -                   -         -           -
Beneficial conversion feature                  5,192          -          -                   -         -           -
                                          --------------------------------------------------------------------------------
Net (loss) income available
 to common shareholders                      $(7,402)   $   729    $  (129)            $    24   $  (718)          -
                                          ================================================================================
Earnings (loss) per
 share - basic and diluted                   $ (0.19)   $  0.02    $  0.00             $  0.00   $ (0.57)          -
Weighted average shares
 outstanding - basic                          39,613     38,753     38,753              32,503     1,253           -
Weighted average shares
 outstanding - diluted                        39,613     38,814     38,753              32,503     1,253           -

CONSOLIDATED/COMBINED BALANCE SHEET DATA

                                                                                                           The Predecessor
                                                                                                            (Siemens AG)
                                                          As of                              As of          Year Ended
                                                      December 31,                       September 30,     September 30,
                                          -----------------------------------      -----------------------
                                              2001(1)      2000     1999(2)             1999(3)   1998(3)       1997(4)
---------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents                 $   48,787   $  2,460   $  1,842            $  2,765  $   2,068    $      -
Working capital                               66,527     11,716     12,648              15,371     13,980           -
Total assets                                 112,091     42,972     39,969              39,676     35,764      25,218
Long-term debt                                 2,200     14,233     14,246              14,811     11,334       5,284
Shareholders' equity                          77,571      3,001      2,483               2,780      1,459           -

(1) THE INFORMATION INCLUDES THE OPERATIONS OF NONIUS GROUP SINCE APRIL 1, 2001, THE DATE OF ACQUISITION AND REFLECTS THE INITIAL PUBLIC OFFERING WHICH OCCURRED ON DECEMBER 14, 2001.

(2) REFLECTS A THREE-MONTH FISCAL PERIOD RESULTING FROM A CHANGE IN FISCAL YEAR FROM SEPTEMBER 30 TO DECEMBER 31 IN 1999.

(3) THE FINANCIAL STATEMENTS FOR 1999 AND 1998 ARE PRESENTED ON A COMBINED BASIS DUE TO THE COMMON OWNERSHIP OF BRUKER AXS AND BRUKER AXS GMBH, THE LATTER OF WHICH WAS FORMALLY ACQUIRED BY THE FORMER IN JUNE 1999.

(4) THE INFORMATION INCLUDED FOR 1997 REFLECTS THE MINIMUM INFORMATION REQUIRED TO BE PRESENTED BY S-K ITEM 301. EARNINGS PER SHARE INFORMATION IS NOT REQUIRED BECAUSE THE OPERATING BUSINESS UNIT ACQUIRED FROM SIEMENS AG WAS NOT A PUBLIC COMPANY; THUS, THE INFORMATION IS NOT PRESENTED. THE ADDITIONAL SELECTED FINANCIAL DATA PRESENTED IN SUBSEQUENT YEARS WAS NOT AVAILABLE FOR 1997.

                                                               [BRUKER AXS LOGO]

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

YOU SHOULD READ THE FOLLOWING DISCUSSION AND ANALYSIS OF OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS TOGETHER WITH "SELECTED FINANCIAL DATA" AND OUR FINANCIAL STATEMENTS AND RELATED NOTES APPEARING ELSEWHERE IN THIS ANNUAL REPORT. THIS DISCUSSION AND ANALYSIS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS, UNCERTAINTIES AND ASSUMPTIONS. OUR ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF MANY FACTORS, INCLUDING, BUT NOT LIMITED TO, THOSE SET FORTH UNDER "FACTORS AFFECTING OUR BUSINESS, OPERATING RESULTS AND FINANCIAL CONDITION" AND ELSEWHERE IN THIS ANNUAL REPORT.

OVERVIEW

We are a leading worldwide developer and provider of advanced integrated X-ray systems which provide solutions for molecular and elemental analysis by X-ray diffraction and X-ray fluorescence. Our products, which have particular application in the drug discovery and materials science fields, provide our customers with the ability to determine the structure of specific molecules, such as proteins, and to characterize and determine the composition of materials. Our customers include biotechnology and pharmaceutical companies, semiconductor companies, raw material manufacturers, chemical companies, academic institutions and other businesses involved in materials analysis.

Prior to September 1997, we did not engage in any significant business operations. In October 1997, we and Bruker Physik, one of our affiliates, purchased the analytical X-ray business of Siemens AG. We purchased the assets and assumed the liabilities of Siemens' U.S. business, and Bruker Physik purchased the stock of Siemens' German business, which business then became Bruker AXS GmbH. In connection with this acquisition, we entered into an agreement with Siemens pursuant to which Siemens continues to provide administrative services, principally related to supply of inventory parts, facility maintenance, purchasing, sales and marketing, human resources and accounting. We are transitioning away from using Siemens' services and towards using our own services when it is more cost effective to do so.

In June 1999, we acquired all of the shares of Bruker AXS GmbH from Bruker Physik. The transaction represented an exchange between entities under common control and, accordingly, the assets acquired and liabilities assumed have been accounted for at historical cost in a manner similar to that of pooling-of-interests accounting. As a result of this acquisition, for periods prior to June 1999, our financial statements reflect the combined accounts of us and Bruker AXS GmbH. All significant inter-company transactions have been eliminated in the combined statements.

In December 2001, we completed an initial public offering of 9,000,000 shares of our common stock to the public, at a price per share of $6.50. We received net proceeds of $52.6 million. Upon the closing of the initial public offering, 5,625,000 shares of redeemable preferred stock converted into 6,923,077 shares of common stock (See "Notes to Financial Statements"). In January 2002, the underwriters of the initial public offering exercised an over-allotment option to purchase an additional 1,350,000 shares at $6.50 per share. We received net proceeds of $8.1 million.

In April 2001, we acquired Nonius B.V. and four of its affiliates ("Nonius") from Delft Instruments N.V., a Dutch company, for approximately $6.2 million, net of cash acquired, plus the assumption of approximately $1.8 million of debt and additional liabilities of $4.3 million. Nonius and its affiliates specialize in the development, production and marketing of products and services for single crystal X-ray diffraction. Accordingly, the Nonius operations were consolidated in the results since the date of the acquisition and had a substantial impact on our results for the year ended December 31, 2001. As part of the acquisition, we entered into a services agreement for Delft Instruments to continue to provide various services to the acquired business.

In conjunction with the acquisition of Nonius, we acquired certain in-process research and development ("IPR&D") projects. The first project relates to next generation high brilliancy optics and micro sources. This project is focused on the development of low-power (low energy consumption) X-ray tubes with closely-coupled X-ray optics, which are directed at increasing the performance of expensive and high-maintenance rotating anode generators. The primary goal of this project is to develop the right combination of currently existing technologies in X-ray tube and X-ray optics. At the date of acquisition, this project was approximately 70% complete. We estimated this project would be completed in 2002 and require an additional investment of $231,000. We believed this project had a value of approximately $1,257,000.

The second project relates to high power high brilliance rotating anode generators for biological crystallography. This project is focused on increasing the performance of anode generators by a factor of two to enable biochemists to solve structures of biological molecules without using expensive synchrotron beam lines. Improved electronics, electron optics and heat dissipation and higher speed rotation are the key objectives for this project. At the date of acquisition, this project was approximately 50% complete. We estimated this project would be completed in 2002 and require an additional investment of $154,000. We believed this project had a value of approximately $1,077,000.

The third project relates to high sensitivity large area detector systems. The goal of this project is to enlarge the size of CCD-based detectors while improving their sensitivity. The research and development work is focused on improving CCD chips and X-ray converting phosphors and increasing the effectiveness of magnifying systems such as fiber tapers or lenses. At the date of acquisition, this project was approximately 70% complete. We estimated this project would be

                                                               [BRUKER AXS LOGO]

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

completed in 2002 and require an additional investment of $154,000. We believed this project had a value of approximately $539,000.

The fourth project relates to a next generation software platform for data acquisition and processing. The goal of the project is to develop new and modern software architecture to allow easy customization and performance improvements (mainly algorithms) of the data collection and structure solution software. Our final goal will be to provide a turnkey, push button crystallography tool for the non-crystallographers. At the date of acquisition, this project was approximately 70% complete. We estimated this project would be completed in 2002 and require an additional investment of $77,000. We believed this project had a value of approximately $718,000.

There is minimal risk to us that these projects will not be completed in the timeframes noted above, as the most complex aspects of the projects had already been completed. Since each project will result in technologies that can be individually integrated into our system platforms, we will have great flexibility in bringing each projects technology to the market.

Although we believe these IPR&D projects, when completed, will provide value, we determined there was an absence of technological feasibility and alternative future use for this IPR&D at the time of acquisition. As such, we utilized a discounted probable future cash flows analysis to prepare a valuation of the fair value of IPR&D. We performed this cash flow analysis on a project by project basis and applied adjusted discount rates of 40%-45% to the projects' cash flow. We used financial assumptions based on pricing, margins and expense levels from those historically realized by Nonius and consistent with industry standards. Material net cash inflows from these projects are expected to begin in 2003. We were primarily responsible for estimating the fair value of the purchased in-process research and development. This valuation resulted in an estimate of the fair value of $3,590,000 ($2,118,100, net of tax), which was charged to research and development expense immediately following the close of the transaction in the second quarter of 2001.

Our new product introduction goal is to focus on the overall needs of our customers, providing them with complete solutions. Our plan includes providing turnkey systems with open architecture that permits our systems to interface with other hardware and software components in the customer's lab. A major strategy to accomplish this goal is to offer our customers a modular technology approach. Our modular approach permits us to provide individual customers with a customized application through varied combinations of already existing product modules. By taking advantage of the modular capabilities of our technology, we can respond quickly to the changing technological needs of the market and of our customers without having to incur significant development expenses or delays. As we bring on systems with these new modular technologies they typically replace systems with old technologies. Accordingly, this modular approach to introducing new systems helps sustain our revenue growth rates.

We have experienced substantial fluctuations in our quarterly and annual results of operations, and we expect these fluctuations to continue. The amount and timing of our revenues and operating expenses may fluctuate significantly in the future as a result of a variety of factors. We face a number of risks and uncertainties encountered by early stage companies, particularly those in rapidly evolving markets such as the life science industry. We may not be able to successfully address these risks and difficulties. In addition, we are subject to foreign currency fluctuations.

We changed our year-end from a fiscal year ending on September 30 to a calendar year ending on December 31, effective for the three months ended December 31, 1999. We do not believe there are any factors that affect comparability of the fiscal year ended September 30, 1999 and the fiscal year ended December 31, 2000 in any material respect. We are not affected by seasonal factors. Our systems sales are high-cost capital expenditures for customers, and the selling cycle may take up to one year. The order fulfillment cycle is also long term; it may take up to six months to design and build a system.

RESULTS OF OPERATIONS

FISCAL YEAR ENDED DECEMBER 31, 2001 COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 2000

NET SALES

Net sales for the year ended December 31, 2001 increased $14.5 million, or 21.3%, to $82.6 million compared to $68.1 million for the year ended December 31, 2000. Approximately $6.5 million of this increase related to the acquisition of Nonius. Approximately $1.6 million of this increase related to the introduction of our new APEX and D4 products which were favorably received by the market. The remainder of the net sales increase was attributable to increased market acceptance of existing products. Furthermore, the addition of new sales distribution subsidiaries and increased marketing efforts in newer regions also favorably impacted net sales. The increase in net sales was mitigated by currency fluctuations experienced in 2001, which effectively reduced our U.S. reporting revenues by approximately $2.6 million. Although third quarter net sales were negatively affected from general business interruption immediately following the September 11, 2001 terrorist attacks, all sales which had been delayed were recognized by December 31, 2001.

COST OF SALES

Cost of sales for the year ended December 31, 2001 increased $7.8 million, or 18.1%, to $51.1 million compared to $43.3 million for the year ended December 31, 2000. Approximately $5.0 million of this increase was due to the addition of Nonius' operations in 2001. The increase

                                                               [BRUKER AXS LOGO]

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

in cost of sales also includes approximately $0.6 million of additional costs. The introduction of new automation products accounted for approximately $0.2 million of additional cost and scrap accounted for approximately $0.1 million. We also incurred $0.3 million of unfavorable variances for labor underabsorption due to travel restrictions subsequent to the September 11, 2001 terrorist attacks; some of our labor force was not fully utilized because they were unable to travel to customers to install systems and service our products. The remainder of the cost of sales increase was due primarily to the overall growth of the number of system sales. The gross margin on sales was 38.2% in 2001 compared to 36.5% in 2000. The increase in gross margin was primarily driven by product mix changes and cost reductions. Specifically, we sold more single crystal diffraction and material science systems, which have higher margins. The cost reductions were the result of standardizing production processes at all manufacturing locations.

RESEARCH AND DEVELOPMENT

Research and development expenses for the year ended December 31, 2001 increased $5.4 million, or 91.6%, to $11.3 million (including in-process research and development costs) compared to $5.9 million for the year ended December 31, 2000. Approximately $3.6 million of this increase was due to the write-off of in-process research and development costs related to the acquisition of Nonius. As a percentage of net sales, research and development expenses increased to 13.7% in the year ended December 31, 2001 from 8.7% in the year ended December 31, 2000. If we eliminate the effect of the Nonius acquisition, the research and development expenses as a percentage of net sales in the year ended December 31, 2001 would have been 9.0%. This increase in research and development expenses as a percentage of net sales was due to an expansion of research and development projects, which included increases in personnel, materials and supplies.

GENERAL AND ADMINISTRATIVE

General and administrative expenses for the year ended December 31, 2001 increased $2.6 million, or 94.6%, to $5.3 million compared to $2.7 million for the year ended December 31, 2000. Approximately $0.5 million of this increase related to the Nonius acquisition. Approximately $0.3 million related to the addition of new sales distribution subsidiaries. As a percentage of net sales, general and administrative expenses were 6.4% in the year ended December 31, 2001 compared to 4.0% in 2000. This increase in general and administrative expenses as a percentage of net sales was due to an expansion of administrative functions, additional systems consulting costs and increased executive management expense.

MARKETING AND SELLING

Marketing and selling expenses for the year ended December 31, 2001 increased $2.7 million, or 19.0%, to $16.8 million compared to $14.1 million for the year ended December 31, 2000. Approximately $0.1 million of this increase was due to the addition of new sales distribution subsidiaries. Approximately $1.3 million was due to the addition of Nonius' operations. The remainder of the increase was due primarily to additional advertising and trade show expense related to product promotions. As a percentage of net sales, marketing and selling expenses were 20.3% in the year ended December 31, 2001 compared to 20.7% in the year ended December 31, 2000.

INTEREST EXPENSE (INCOME)

Interest expense decreased $783,000, or 85.5%, to $133,000 for the year ended December 31, 2001 compared to $916,000 for the year ended December 31, 2000. The decrease was due to our reduction of $16.9 million of debt using the proceeds from our sale of preferred stock and common stock. Additionally, we recognized interest income of $504,000 and $71,000 in the year ended December 31, 2001 and 2000, respectively. The increase in interest income was primarily the result of cash received from our preferred stock and common stock offerings.

OTHER EXPENSE (INCOME)

We recognized $314,000 of other expense for the year ended December 31, 2001 and $58,000 of other income for the year ended December 31, 2000. The decrease in 2001 of $372,000 was primarily due to the effect of foreign currency fluctuations.

FISCAL YEAR ENDED DECEMBER 31, 2000 COMPARED TO FISCAL YEAR ENDED SEPTEMBER 30, 1999

NET SALES

Net sales increased $6.2 million, or 10.0%, to $68.1 million in 2000 compared to $61.9 million in 1999. This increase was due to further market penetration of existing products, new product introductions and increased after market sales. Approximately $1.0 million of this increase related to the APEX product introduction. Approximately $2.7 million of this increase related to the after market sales increase due principally to the addition of a new distribution subsidiary. The increase in net sales was mitigated by currency fluctuations experienced in 2000, which effectively reduced our U.S. reporting revenues by $7.5 million.

COST OF SALES

Cost of sales increased $3.8 million, or 9.6%, to $43.3 million in 2000 compared to $39.5 million in 1999. The gross margin on sales was 36.5% in 2000 compared to 36.2% in 1999. The increase was due to corresponding increase in net sales.

RESEARCH AND DEVELOPMENT

Research and development expenses decreased $920,000, or 13.5% to $5.9 million in 2000 compared to $6.8 million in 1999. Approximately $900,000 of the decrease was

                                                               [BRUKER AXS LOGO]

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

attributed to a nonrecurring engineering charge paid to Fairchild Imaging, Inc., formerly Lockheed Martin Fairchild Systems, in 1999 for the development of our detector technology. The impact of changes in foreign currencies on research and development was a benefit of $480,000 in fiscal 2000. As a percentage of net sales, research and development expenses decreased from 11.0% in 1999 to 8.7% in 2000.

GENERAL AND ADMINISTRATIVE

General and administrative expenses decreased $286,000, or 9.5%, to $2.7 million in 2000 compared to $3.0 million in 1999. During 2000, we determined it was more cost-effective for us to provide some of the administrative services provided by Siemens ourselves and, as a result, we recognized savings of approximately $150,000. The remainder of this decrease was due to foreign currency fluctuations. As a percentage of net sales, general and administrative expenses decreased from 4.9% in 1999 to 4.0% in 2000.

MARKETING AND SELLING

Marketing and selling expenses increased $1.4 million, or 11.4%, to $14.1 million in 2000 compared to $12.7 million in 1999. The increase was due to several factors. An overall increase in sales volume resulted in an increase in marketing and selling expenses. We incurred approximately $500,000 for an overall increase in sales personnel and the associated recruiting, training, travel, commissions and office space costs necessary to support a larger sales organization. We also incurred approximately $500,000 of nonrecurring cost related to incorporating new sales and service subsidiaries in Japan and France. Furthermore, we upgraded our application lab equipment in 1999. This upgrade resulted in increased amortization of $437,000 attributable to marketing and selling expenses. Off-setting these increases was a benefit from currency fluctuations of $1.3 million. As a percentage of net sales, marketing and selling expenses increased from 20.5% in 1999 to 20.7% in 2000.

INTEREST EXPENSE

Interest expense increased $385,000, or 72.5%, to $916,000 in 2000 compared to $531,000 in 1999. The increase in 2000 was due to additional debt incurred in the second half of 1999, and higher interest rates in 2000.

OTHER EXPENSE (INCOME)

Other income decreased $273,000, or 82.4%, to $58,000 in 2000 compared to $331,000 in 1999. The decrease was due to interest rate fluctuations on derivative instruments.

THREE MONTHS ENDED DECEMBER 31, 1999 COMPARED TO THREE MONTHS ENDED DECEMBER 31, 1998

NET SALES

Net sales decreased $1.7 million, or 11.9%, to $12.8 million for the three months ended December 31, 1999 compared to $14.5 million for the same period in 1998. The decrease was due primarily to the relocation of our U.S. production facility which resulted in a temporary limitation of our production capacity.

COST OF SALES

Cost of sales decreased $2.1 million, or 21.4%, to $7.9 million for the three months ended December 31, 1999 compared to $10.0 million for the same period in 1998. The decrease in cost of sales related to U.S. production capacity limitations in 1999 due to the relocation of our U.S. production facility. The gross margin on sales was 38.5% for the three months ended December 31, 1999 as compared to 31.0% for the same period in 1998. This increase resulted from higher after market sales, which have higher margins than system sales.

RESEARCH AND DEVELOPMENT

Research and development expenses decreased $298,000, or 17.9%, to $1.4 million for the three months ended December 31, 1999 compared to $1.7 million for the same period in 1998. As a percentage of net sales, research and development expenses decreased from 11.4% for the three month period ended December 31, 1998 to 10.7% for the three months ended December 31, 1999. The decrease was due to foreign currency fluctuations.

GENERAL AND ADMINISTRATIVE

General and administrative expenses decreased $238,000, or 33.9%, to $464,000 for the three months ended December 31, 1999 compared to $702,000 for the same period in 1998. In the three month period ended December 31, 1999, we determined it was more cost-effective for us to assume some of the administrative services previously provided by Siemens and, as a result, we recognized savings of approximately $100,000. The remainder of this decrease was due to foreign currency fluctuations. As a percentage of net sales, general and administrative expenses decreased from 4.8% for the three months ended December 31, 1998 to 3.6% for the same period in 1999.

MARKETING AND SELLING

Marketing and selling expenses decreased $274,000, or 8.7%, to $2.9 million for the three months ended December 31, 1999 compared to $3.2 million for the same period in 1998. The decrease was consistent with reduced commissions associated with lower sales. As a percentage of net sales, marketing and selling expenses increased from 21.7% for the three months ended December 31, 1998 to 22.5% for the same period in 1999.

INTEREST EXPENSE

Interest expense increased $38,000, or 20.5%, to $219,000 for the three months ended December 31, 1999 compared to $181,000 for the same period in 1998. The increase in interest expense was due to the issuance of Industrial Revenue Bonds, the proceeds from which were used to finance our U.S. production facility.

                                                               [BRUKER AXS LOGO]

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OTHER EXPENSE (INCOME)

Other income decreased $15,000, or 17.9%, to $67,000 for the three months ended December 31, 1999 compared to $82,000 for the same period in 1998. The decrease was due to foreign currency fluctuations.

LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2001, we had cash and cash equivalents of $48.8 million and working capital was $66.5 million. Historically, we have financed our growth through a combination of debt financing and the issuance of our common and preferred stock.

During the year ended December 31, 2001, we used $2.1 million of cash in operating activities. Our use of cash was primarily due to increases in accounts receivable and inventories related to sales growth. These increases were partially offset by increases in current liabilities, primarily comprised of customer advances. During the year ended December 31, 2000, we generated $1.2 million in cash flow from operations. This was due to increased current liabilities and the elimination of restricted cash. Specifically, accrued warranty increased due to an increased number of systems in the field and compensation liabilities increased due to the growth of our business. Restricted cash decreased due to a reduction in the number of customers requiring bank guarantees. These increased current liabilities and the elimination of restricted cash were partially offset by increased accounts receivable and decreased accounts payable. During the three month period ended December 31, 1999, we generated $1.5 million in cash flow from operations. This was primarily due to a reduction in accounts receivable and increased customer advances due to timing of cash payments from customers. This was partially offset by an increase in inventory due to timing of shipments and an increase in restricted cash to cover customer advances. During the fiscal year ended September 30, 1999, we used approximately $201,000 of cash in operating activities. Working capital changes, primarily changes in current liabilities and inventory, accounted for the majority of cash used in the period. Our cash use was partially offset by cash provided by changes in accounts payable and accounts receivable.

Cash flows used for investing activities totaled $9.7 million for the year ended December 31, 2001, $2.0 million for the year ended December 31, 2000, $1.9 million for the three month period ended December 31, 1999 and $3.3 million for the year ended September 30, 1999. Investing activities include acquisitions, investments in other companies and capital expenditures.

Cash used for capital expenditures was $2.4 million in the year ended December 31, 2001, $2.0 million in the year ended December 31, 2000, $1.9 million in the three month period ended December 31, 1999 and $3.1 million in the fiscal year ended September 30, 1999. We made these capital expenditures to improve productivity and expand manufacturing capacity. In addition to capital expenditures during 2001, we acquired Nonius for $6.2 million, net of cash acquired, and made cash investments totaling $1.0 million in connection with two strategic alliances. No material capital expenditure commitments were outstanding as of December 31, 2001 except for the purchase of the building and land in Karlsruhe, Germany. In October 2001, we entered into an agreement to purchase our Karlsruhe, Germany facility, land and adjacent lot for approximately $6.6 million. We financed this acquisition with proceeds from our initial public offering, as discussed below, and a $4.4 million mortgage. The closing of this purchase occurred on February 28, 2002. We expect to continue to make capital investments focused on enhancing the efficiency of our operations and to support our growth.

Cash flows provided by financing activities totaled $58.2 million for the year ended December 31, 2001 and included primarily net proceeds from the issuance of preferred stock and common stock of $22.3 million and $52.6 million, respectively, as discussed below. These cash inflows from financing activities were partially offset by net debt repayments of $16.7 million. On January 16, 2001, we authorized and sold 5,625,000 shares of Series A convertible preferred stock generating gross proceeds of $22.5 million. We used these proceeds for working capital needs, retirement of approximately $5.8 million of debt and the purchase of Nonius. On December 14, 2001, we issued and sold 9,000,000 shares of our common stock for $58.5 million (or $6.50 per share) in conjunction with our initial public offering. We incurred $5.9 million in offering costs as a result of this transaction. Upon the closing of the offering, all 5,625,000 shares of our redeemable preferred stock converted into 6,923,077 shares of common stock. On January 7, 2002, the underwriters of the initial public offering exercised an over-allotment option. As a result, we issued and sold 1,350,000 shares of our common stock for $8.8 million (or $6.50 per share). We incurred $0.6 million in costs as a result of this transaction.

Currently, we have both long-term and short-term debt outstanding. As of December 31, 2001, our long-term debt from a bank in the U.S. was $2.2 million. The interest rate on our long-term debt is variable based on the Bond Market Association Municipal Swap Index (1.95% at December 31, 2001). The long-term debt matures in December 2013. As of December 31, 2001, we also had short-term borrowings of $0.2 million from a bank in Germany and $0.2 million from a related party. We had unused borrowings under our lines of credit of approximately $5.0 million. The interest rate on our short-term borrowings ranged from 1.75% to 4.28%. In connection with some of our outstanding debt, we are required to maintain various financial ratios and other financial criteria. Additionally, we are subject to some restrictive covenants that require bank consent. As of

                                                               [BRUKER AXS LOGO]

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

December 31, 2001, the latest measurement date, we were in violation with certain covenants and, accordingly, we obtained a waiver from the financial institution. The financial covenants have been waived through March 31, 2002 and we are in negotiations to obtain an amendment with modified covenants.

Presently, we anticipate that our existing capital resources will meet our operating and investing needs through at least the end of 2003. Our future capital uses and requirements depend on numerous factors, including our success in selling our existing products, our progress in research and development, our ability to introduce and sell new products, our sales and marketing expenses, our need to expand production capacity, costs associated with possible acquisitions, expenses associated with unforeseen litigation, regulatory changes and competition and technological developments in the market.

DISCLOSURE ABOUT CRITICAL ACCOUNTING POLICIES

On December 12, 2001, the SEC issued FR-60, "Cautionary Advice Regarding Disclosure About Critical Accounting Policies." FR-60 is an intermediate step to alert companies to the need for greater investor awareness of the sensitivity of financial statements to the methods, assumptions, and estimates underlying their preparation including the judgments and uncertainties affecting the application of those policies, and the likelihood that materially different amounts would be reported under different conditions or using different assumptions.

Our accounting policies are disclosed in our Notes to Financial Statements in this Annual Report. There have been no material changes to these policies during fiscal year 2001. The more critical of these policies involve revenue recognition, customer advances, cash and cash equivalents and the use of estimates in valuing inventory and accounts receivable.

Revenue Recognition -- We continued to recognize revenues primarily when products are accepted by our customers, except when sold through a non-consolidated Bruker affiliate that assumes responsibility for installation, in which case the system sale is recognized upon shipment. Revenue from accessories and parts is recognized upon shipment, and revenue from services is recognized when performed. Our revenue recognition policies are in accordance with Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements." In addition, warranty costs are estimated and accrued at the time of sale, as appropriate.

Customer Advances -- Under the terms and conditions of contracts with certain customers, we require an advance deposit. These deposits are recorded as a liability until revenue is recognized on the specific contract. We continued to apply the same policy at December 31, 2001 as we have in the past. However, the realization of revenue is dependent on our ability to satisfy customer needs and our ability to continue manufacturing operations.

Cash and Cash equivalents -- We consider all highly liquid investments with original maturities of 90 days or less to be cash equivalents. Cash and cash equivalents primarily include cash on hand, money market funds, municipal notes and time deposits. Time deposits represent amounts on deposit in banks and temporarily invested in instruments with maturities of 90 days or less at time of purchase. Certain of these investments represent off-shore deposits which are not insured by the FDIC or any other United States government agency. Cash and cash equivalents are carried at cost, which approximates fair market value. Our portfolio of investment grade, liquid debt securities limits the amount of credit exposure to any one issue or issuer.

Inventories -- We value inventories primarily at standard cost which approximates the lower of cost or market. Cost is determined by the first-in, first-out (FIFO) method. Valuing inventories at the lower of cost or market requires the use of estimates and judgment. As discussed later under "Factors Affecting Our Business, Operating Results and Financial Condition," our inventories are subject to rapid technological change. This, or certain additional actions, could impact the valuation of our inventory. We continued to use the same techniques to value our inventory as we have in the past. Any technological changes potentially impacting the value of our inventory are considered when determining the lower of cost or market valuations.

Accounts Receivable -- We value accounts receivable net of an allowance for doubtful accounts. This allowance is based on our estimate of the portion of the receivables that will not be collected in the future. We continued to apply the same techniques to compute this allowance at December 31, 2001 as we have in the past. However, the ultimate collectibility of a receivable is dependent upon the financial condition of an individual customer which could change rapidly and without advance warning.

ADDITIONAL DISCLOSURES CONCERNING LIQUIDITY AND CAPITAL RESOURCES, INCLUDING "OFF-BALANCE SHEET" ARRANGEMENTS

On January 22, 2002, the SEC issued FR-61, "Commission Statement about Management's Discussion and Analysis of Financial Condition and Results of Operations." While the SEC intends to consider rulemaking regarding the topics addressed in this statement and other topics covered by Management's Discussion and Analysis, the purpose of this statement is to suggest steps that issuers should consider in meeting their current disclosure obligations with respect to the topics described.

We are currently evaluating FR-61 and the effects it may have, if any, on this, and future, filings. Below are our responses to each of the areas addressed by FR-61. Any statements in this section which discuss or are related to future dates or periods are "forward-looking statements."

                                                               [BRUKER AXS LOGO]

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

1. Liquidity Disclosures

We include a discussion of liquidity and capital resources in Management's Discussion and Analysis. More specifically, FR-61 requires management to consider the following to identify trends, demands, commitments, events and uncertainties that require disclosure:

a. Provisions in financial guarantees or commitments, debt or lease agreements or other arrangements that could trigger a requirement for an early payment, additional collateral support, changes in terms, acceleration of maturity, or the creation of an additional financial obligation, such as adverse changes in the registrant's credit rating, financial ratios, earnings, cash flows, or stock price, or changes in the value of underlying, linked or indexed assets. Our lines of credit and other debt instrument require us to maintain certain financial ratios to comply with the terms of the agreement. As of December 31, 2001, the latest measurement date, we were in violation with certain covenants and, accordingly, we obtained a waiver from the financial institution. The financial covenants have been waived through March 31, 2002 and we are in negotiations to obtain an amendment with modified covenants. If we fail to obtain waivers on any of these provisions, it could require the repayment of the amounts outstanding (approximately $2.2 million as of December 31, 2001). We also have bank guarantees on our customer advances which impact the availability on our lines of credit.

b. Circumstances could impair the registrant's ability to continue to engage in transactions that have been integral to historical operations or are financially or operationally essential, or that could render that activity commercially impracticable, such as the inability to maintain a specified investment grade credit rating, level of earnings, earnings per share, financial ratios, or collateral. Our material risk factors are disclosed in this Annual Report. However, we are not aware of anything that could reasonably be expected to impair our ability to continue to engage in our historical operations at this time.

c. Factors specific to the registrant and its markets that the registrant expects to be given significant weight in the determination of the registrant's credit rating or will otherwise affect the registrant's ability to raise short-term and long-term financing. Our material risk factors are disclosed in this Annual Report. However, we are not aware of anything that could reasonably be given significant weight in the determination of our credit rating or will otherwise affect our ability to raise short-term and long-term financing.

d. Guarantees of debt or other commitments to third parties. We do not have any significant guarantees of debt or other commitments to third parties.

e. Written options on non-financial assets (for example, real estate puts). We do not have any written options on non-financial assets.

2. Off-Balance Sheet Arrangements

FR-61 indicates that registrants should consider the need to provide disclosures concerning transactions, arrangements and other relationships with unconsolidated entities or other persons that are reasonably likely to affect materially liquidity or the availability of, or requirements for, capital resources. We have no such arrangements that exist as of December 31, 2001. Moreover, we do lease various assets under operating leases. The aggregate payments under operating leases are disclosed in Notes to Financial Statements. Significant changes to lease commitments occurring in 2001 relate to the acquisition of Nonius. Such leases primarily include a production facility in The Netherlands. In addition, a significant lease was terminated during 2002 as our Karlsruhe, Germany facility was purchased from our current lessor.

3. Disclosures about Contractual Obligations and Commercial Commitments

In FR-61, the SEC notes that current accounting standards require disclosure concerning a registrant's obligations and commitments to make future payments under contracts, such as debt and lease agreements, and under contingent commitments, such as debt guarantees. They also indicate that the disclosures responsive to these requirements usually are located in various parts of a registrant's filings. The SEC believes that investors would find it beneficial if aggregated information about contractual obligations and commercial commitments were provided in a single location so that a total picture of obligations would be readily available. They further suggested that one useful aid to presenting the total picture of a registrant's liquidity and capital resources and the integral role of on- and off-balance sheet arrangements may be schedules of contractual obligations and commercial commitments as of the latest balance sheet date.

We are no different than most other registrants in that our disclosures are located in various parts of this Annual Report, including Notes 10, 11, 12, 14, 15, 20 and 24 to our financial statements in our 2001 Annual Report. Information in the following table is in thousands as of December 31, 2001.

----------------------------------------------------------------------------------------
                                         Less than                             After 5
 Contractual obligations        Total      1 year      1-3 years   4-5 years    years
----------------------------------------------------------------------------------------
Operating lease obligations    $ 3,501    $ 1,259       $ 1,832    $ 410      $      -
Long-term debt                   2,200          -           350      190         1,660
Purchase of Karlsruhe building   6,800      6,800             -        -             -
Other commitment                 2,300      2,300             -        -             -
                               ---------------------------------------------------------
Total                          $14,801    $10,359       $ 2,182    $ 600      $  1,660
                               =========================================================

                                                               [BRUKER AXS LOGO]

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

DISCLOSURES ABOUT CERTAIN TRADING ACTIVITIES THAT INCLUDE NON-EXCHANGE TRADED CONTRACTS ACCOUNTED FOR AT FAIR VALUE

We do not have any trading activities that include non-exchange traded contracts accounted for at fair value.

DISCLOSURES ABOUT EFFECTS OF TRANSACTIONS WITH RELATED AND CERTAIN OTHER PARTIES

We disclosed the effects of transactions with related parties in Note 14 to our financial statements in our Annual Report. There were no other significant transactions with related and certain other parties.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are potentially exposed to market risk associated with changes in foreign exchange and interest rates for which we selectively use financial instruments to reduce related market risks. An instrument will be treated as a hedge if it is effective in offsetting the impact of volatility in our underlying exposure. We have also entered into instruments which are not effective derivatives and therefore such instruments are considered speculative. All transactions are authorized and executed pursuant to policies and procedures. Analytical techniques used to manage and monitor foreign exchange and interest rate risk include market valuation.

IMPACT OF FOREIGN CURRENCIES

We sell products in many countries, and a substantial portion of sales, costs and expenses are denominated in foreign currencies, principally in the euro. In 2001, the U.S. dollar was moderately strong against the euro and thus had minimal impact on the consolidated revenue growth rate. In 2000, the U.S. dollar strengthened against the euro. This reduced our consolidated revenue growth rate, as expressed in U.S. dollars. In addition, the currency fluctuations resulted in accumulated foreign currency translation losses of approximately $496,000 and $349,000 at December 31, 2001 and 2000, respectively. These losses are included as a component of accumulated other comprehensive loss.

While we may, from time to time, hedge specifically identified cash flows in foreign currencies using forward contracts, this foreign currency activity historically has not been material. The maturities of the forward exchange contracts generally coincide with the settlement dates of the related transactions. Realized and unrealized gains and losses on these contracts are recognized in the same period as gains and losses on the hedged items. At December 31, 2001 and 2000, there were no foreign currency forward contracts outstanding. There also were no material non-functional currency denominated financial instruments, which would expose us to foreign exchange risk, outstanding at December 31, 2001 or 2000.

Historically, realized foreign exchange gains and losses have been material. Realized foreign exchange losses (gains) were approximately $150,000, ($205,000), ($49,000) and ($189,000), for the years ended December 31, 2001 and
2000, for the three month period ended December 31, 1999 and for the year ended September 30, 1999, respectively. As we expand internationally, we will evaluate currency risks and may continue to enter into foreign exchange contracts from time to time to mitigate foreign currency exposure.

We have entered into foreign-denominated debt obligations. The currency effects of the debt obligations are reflected in the accumulated other comprehensive income (loss) account within shareholders' equity. A 10% increase or decrease of the respective foreign exchange rate would result in a change in accumulated other comprehensive income (loss) of approximately $43,000 or ($53,000), respectively.

IMPACT OF INTEREST RATES

Our exposure related to adverse movements in interest rates is primarily derived from outstanding floating rate debt instruments that are indexed to short-term market rates and from our cash equivalents. Our objective in managing our exposure to interest rates is to decrease volatility that changes in interest rates might have on earnings and cash flows. To achieve this objective, we use a fixed rate agreement to adjust a portion of our debt, as determined by management, that is subject to variable interest rates.

In the U.S., we entered into an interest rate swap arrangement which is designated as a cash flow hedge. The effect of this agreement was to limit the interest rate exposure on our $2.2 million industrial revenue bond to a fixed rate of 4.6%. We pay a 4.6% fixed rate of interest and receive a variable rate of interest based on the Bond Market Association Municipal Swap Index on a $2.2 million notional amount. Net interest payments or receipts are recorded as adjustments to interest expense. In addition, the instrument is recorded at fair market value as an adjustment to accumulated other comprehensive loss. The fair value of the instrument was approximately ($42,000) and ($20,000), net of tax at December 31, 2001 and 2000, respectively.

In Germany, we have entered into an interest rate cap and swaps which are currently not designated as hedges. We have entered into these interest rate options to minimize our future effective borrowing rates. We have an interest rate cap for 4 million deutschemark ("DM") which expires January 4, 2006. The interest cap is fixed at 4.90% per annum. We also have an interest rate swap of 6 million DM which expires on January 4, 2007. The interest rate swap secures a fixed interest rate of 4.83% per annum for the period January 4, 2002 to January 4, 2007. Finally, we entered into a cross currency interest rate swap of 6 million DM for the period January 4, 2002 to January 4, 2007.

                                                               [BRUKER AXS LOGO]

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

If we were to enter into additional debt with the counterparty, our fixed interest rate would be reduced from 4.83% per annum to 3.55% per annum. We also had an additional financial instrument, which terminated in the fourth quarter of 2001, that we acquired from the acquisition of Nonius. These instruments are considered speculative and are marked-to-market. The fair value of the instruments (depreciated) appreciated approximately ($163,000), ($147,000), $18,000, and $142,000 for the years ended December 31, 2001 and 2000, for the three month period ended December 31, 1999, and for the year ended September 30, 1999, respectively. The fair value of the instruments was approximately $1,000 and $69,000 as of December 31, 2001 and 2000, respectively.

A ten percent increase or decrease in the average cost of our variable rate debt would not result in a material change in pre-tax interest expense.

INFLATION

We do not believe inflation has had a material impact on our business or operating results during the periods presented.

RECENT ACCOUNTING PRONOUNCEMENTS

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." The statements eliminate the pooling-of-interests method of accounting for business combinations and require that goodwill and intangible assets with indefinite useful lives not be amortized. Instead, in accordance with the provisions of SFAS No. 142, these assets will be reviewed for impairment annually, or on an interim basis when events or changes in circumstances warrant. The impairment test shall consist of a comparison of the fair value of goodwill or an intangible asset with its carrying amount with any related impairment losses recognized in earnings when incurred. SFAS No. 142 also requires intangible assets with finite useful lives be amortized over their estimated useful lives to their estimated residual values, and reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable, in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of." The statements will be effective January 1, 2002 for existing goodwill and intangible assets and July 1, 2001 for business combinations completed after June 30, 2001. The adoption of these statements is expected to reduce annual goodwill and trademark and tradename amortization expense related to the acquisition of Nonius by approximately $165,000.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. The standard is effective for fiscal years beginning after June 15, 2002. We are evaluating the impact of SFAS No. 143 on our results of operations and financial position.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The accounting model for long-lived assets to be disposed of by sale applies to all long-lived assets, including discontinued operations. SFAS No. 144 requires that those long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. Therefore, discontinued operations will no longer be measured at net realizable value or include amounts for operating losses that have not yet occurred. SFAS No. 144 also broadens the reporting of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity and that will be eliminated from the ongoing operations of the entity in a disposal transaction. The provisions of this Statement are effective for financial statements issued for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years, with early application encouraged. We are evaluating the impact of SFAS No. 144 on our results of operations and financial position.

EURO CONVERSION

On January 1, 1999, member countries of the European Monetary Union began a three-year transition from their national currencies to a new common currency, the euro. In the first phase, the permanent rates of exchange between the members' national currency and the euro were established and monetary, capital, foreign exchange and interbank markets were converted to the euro. National currencies will continue to exist as legal tender and may continue to be used in commercial transactions. In January 2002, euro currency was issued, and by July 2002, the respective national currencies will be withdrawn. We have significant operations in member countries. During February 2002, we converted our systems to be euro compliant. Costs of the euro conversion to date were not material and management believes that future conversion costs will not have a material impact on our operations, cash flows or financial condition.

                                                               [BRUKER AXS LOGO]

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FACTORS AFFECTING OUR BUSINESS, OPERATING RESULTS AND FINANCIAL CONDITION

THE FOLLOWING RISK FACTORS SHOULD BE CONSIDERED IN CONJUNCTION WITH THE OTHER INFORMATION INCLUDED IN THIS REPORT. THIS REPORT MAY INCLUDE FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. IN ADDITION TO THOSE RISK FACTORS DISCUSSED ELSEWHERE IN THIS REPORT, WE IDENTIFY THE FOLLOWING RISK FACTORS WHICH COULD AFFECT OUR ACTUAL RESULTS AND CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE IN THE FORWARD-LOOKING STATEMENTS.

IF OUR PRODUCTS FAIL TO ACHIEVE AND SUSTAIN SUFFICIENT MARKET ACCEPTANCE, OUR BUSINESS MAY BE SIGNIFICANTLY HARMED.

The commercial success of our products depends on market acceptance of our products by biotechnology and pharmaceutical companies and research laboratories. We have only recently commercially launched many of our current products, and many of these products have achieved only limited sales. We may fail to achieve market acceptance of our newer products or sustain substantial market acceptance of our already established products. Any failure of this nature could materially harm our business. In order to expand, we must convince substantial numbers of pharmaceutical and biotechnology companies and other laboratories to replace their existing X-ray or other techniques with the X-ray technologies employed by our systems. Our systems utilize sophisticated instruments, and many have significant purchase prices. Limited funding available for capital acquisitions by our customers, as well as our customers' own internal purchasing approval policies, could hinder market acceptance of our products. Our intended customers may be reluctant to make the substantial capital investment generally needed to acquire our products or to incur the training and other costs associated with replacing their existing systems with our products. We also may not be able to convince our customers that our systems are an attractive and cost-effective alternative to other technologies and systems. Because of these and other factors, our products may fail to gain or sustain market acceptance.

IF WE ARE NOT ABLE TO RESPOND TO THE RAPID TECHNOLOGICAL CHANGE CHARACTERISTIC OF OUR INDUSTRY, WE MAY FAIL TO MAINTAIN MARKET SHARE AND OUR BUSINESS MAY SUFFER.

Rapid technological change and frequent new product introductions characterize the market for life science and related discovery tools. Rapidly changing technology could make some or all of our product lines obsolete. Because substantially all of our products are based on X-ray technologies, we are particularly vulnerable to any technological advances that would make X-ray technologies obsolete in any of our markets. In addition, we may have difficulty in keeping abreast of the rapid changes affecting each of the different markets we serve or intend to serve. If we fail to develop and introduce products in a timely manner in response to changing technology, market demands or the requirements of our customers, our business, results of operation and financial condition could be materially harmed.

IF WE ARE UNABLE TO RECOVER SIGNIFICANT DEVELOPMENT COSTS OF ONE OR MORE OF OUR PRODUCTS OR PRODUCT LINES, OUR BUSINESS, RESULTS OF OPERATIONS AND FINANCIAL CONDITION MAY SUFFER.

We offer and plan to offer a broad product line and incur and expect to incur substantial expenses for the development of new products and enhanced versions of our existing products. To meet the evolving needs of our customers, we must rapidly and continually enhance our products and services and develop new products and services. Our business model calls for us to derive a significant portion of our revenues each year from products that did not exist in the previous two years. However, we may experience difficulties which may delay or prevent the successful development, introduction and marketing of new products or product enhancements. The speed of technological change in life science and other related markets we serve may prevent us from successfully marketing some or all of our products for the length of time required to recover their often significant development costs. If we fail to recover the development costs of one or more products or product lines, our business, results of operations and financial condition could be harmed.

IF THE PROTEOMICS MARKET DOES NOT GROW AS EXPECTED, WE MAY NOT MEET OUR GROWTH EXPECTATIONS.

We expect the proteomics market to fuel the growth of a significant portion of our business. We have invested and expect to continue to invest significant time and resources in the development of new products for this market. If this new and still evolving market does not grow and become established, we may not realize the expected profit from these research and development expenditures. If this market for our products does not grow, our expected growth rate could decline substantially, which could have a material adverse impact on our business, results of operations or financial condition. If we do not address our substantial competitive pressures, our revenues and profitability may suffer. In each market, for each of our products, we face substantial competition from competitors who offer products based on X-ray technology as well as from those employing alternative technologies. We expect that competition in our markets will increase significantly, especially as more biotechnology and pharmaceutical companies adopt automated high throughput instruments as tools for drug discovery, drug development and related areas.
Our competitors may develop or market products that are more effective or more commercially attractive than our current or future products or that may render our products obsolete. Many of our competitors have substantially greater financial, operational, marketing and technical resources than we do. If we are unable to compete effectively with these companies, our market share may decline and our business could be harmed.

                                                               [BRUKER AXS LOGO]

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OUR SUCCESS DEPENDS ON OUR ABILITY TO OPERATE WITHOUT INFRINGING OR MISAPPROPRIATING THE PROPRIETARY RIGHTS OF OTHERs.

Our commercial success depends on avoiding the infringement of other parties' patents and proprietary rights as well as avoiding the breach of any licenses relating to our technologies and products. Given that there may be patents of which we are unaware, particularly in the U.S. where patent applications are confidential, avoidance of patent infringement may be difficult. Various third-parties hold patents which may relate to our technology, and we may be found in the future to infringe these or other patents or proprietary rights of third parties, either with products we are currently marketing or developing or with new products which we may develop in the future. If a third party holding rights under a patent successfully asserts an infringement claim with respect to any of our current or future products, we may be prevented from manufacturing or marketing our infringing product in the country or countries covered by the patent we infringe, unless we can obtain a license from the patent holder. We may not be able to obtain the license on commercially reasonable terms, if at all, especially if the patent holder is a competitor. In addition, even if we can obtain the license, it may be non-exclusive, which will permit others to practice the same technology licensed to us. We also may be required to pay substantial damages to the patent holder in the event of an infringement. Under some circumstances in the U.S., these damages could include damages equal to triple the actual damages the patent holder incurs. If we have supplied infringing products to third parties for marketing by them or licensed third parties to manufacture, use or market infringing products, we may be obligated to indemnify these third parties for any damages they may be required to pay to the patent holder and for any losses the third parties may sustain themselves as the result of lost sales or license payments they are required to make to the patent holder. Any successful infringement action brought against us may also adversely affect marketing of the infringing product in other markets not covered by the infringement action, as well as our marketing of other products based on similar technology. Furthermore, we will suffer adverse consequences from a successful infringement action against us even if the action is subsequently reversed on appeal, nullified through another action or resolved by settlement with the patent holder. The damages or other remedies awarded, if any, may be significant. As a result, any successful infringement action against us may harm our business.

WE MAY BE INVOLVED IN LAWSUITS TO PROTECT OR ENFORCE OUR PATENTS THAT ARE BROUGHT BY US WHICH COULD BE EXPENSIVE AND TIME CONSUMING.

In order to protect or enforce our patent rights, we may initiate patent litigation against third parties; and we may be similarly sued by others. We may also become subject to interference proceedings conducted in the patent and trademark offices of various countries to determine the priority of inventions. The defense and prosecution, if necessary, of intellectual property suits, interference proceedings and related legal and administrative proceedings is costly and diverts our technical and management personnel from their normal responsibilities. We may not prevail in any of these suits. An adverse determination of any litigation or defense proceedings could put our patents at risk of being invalidated or interpreted narrowly and could put our patent applications at risk of not issuing.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. In addition, during the course of this kind of litigation, there could be public announcements of the results of hearings, motions or other interim proceedings or developments in the litigation. If securities analysts or investors perceive these results to be negative, it could have a substantial negative effect on the trading price of our common stock.

IF WE ARE UNABLE TO EFFECTIVELY PROTECT OUR INTELLECTUAL PROPERTY, THIRD
PARTIES MAY USE OUR TECHNOLOGY, WHICH COULD IMPAIR OUR ABILITY TO COMPETE IN OUR MARKETS.

Our success will depend in part on our ability to obtain and maintain meaningful patent protection for our products throughout the world. We seek patents to protect our intellectual property and to enhance our competitive position. However, our presently pending or future patent applications may not issue as patents, and any patent issued to us may be challenged, invalidated, held unenforceable or circumvented. Furthermore, the claims in patents which have been issued, or which may be issued to us in the future, may not be sufficiently broad to prevent third parties from producing competing products. In addition, the laws of various foreign countries in which we compete may not protect our intellectual property to the same extent as do the laws of the U.S. If we fail to obtain adequate patent protection for our proprietary technology, our ability to compete would be impaired.

In addition to patent protection, we also rely on protection of trade secrets, know-how and confidential and proprietary information. To maintain the confidentiality of trade secrets and proprietary information, we generally seek to enter into confidentiality agreements with our employees, consultants and strategic partners upon the commencement of a relationship with us. However, we may not obtain these agreements in all circumstances. In the event of unauthorized use or disclosure of this information, these agreements, even if obtained, may not provide meaningful protection for our trade secrets or other confidential information. In addition, adequate remedies may not exist in the event of unauthorized use or disclosure of this information. The loss or exposure of our trade secrets and other proprietary information

                                                               [BRUKER AXS LOGO]

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

would impair our competitive advantages and could have a material adverse effect on our operating results, financial condition and future growth prospects. Furthermore, others may have developed, or may develop in the future, substantially similar or superior know-how and technology.

WE HAVE AGREED TO SHARE OUR NAME AND DISTRIBUTION CHANNELS WITH OTHER ENTITIES UNDER COMMON CONTROL; IF WE LOSE THE RIGHT TO USE OUR NAME OR IF OUR DISTRIBUTION CHANNELS ARE DISRUPTED, OUR BUSINESS COULD BE MATERIALLY HARMED.

We maintain a sharing agreement with 13 affiliated entities that allows us to share the Bruker name with these affiliated companies and their subsidiaries. We could lose the right to use the Bruker name if:

     -  we declare bankruptcy;

     -  we interfere with another party's use of the name;

     - we take a material action which materially detracts from the goodwill associated with the name; or

     -  we suffer a major loss of our reputation in our industry or marketplace.

The loss of the Bruker name could result in a loss of good-will, brand loyalty and sales of our products. We also share some distribution channels with many of these affiliates, primarily in secondary markets. Although we have dedicated X-ray sales and service staff in each of the distribution channels we share with affiliates, if we lose this dedicated service staff and if our affiliates' products receive distribution priority over our products, our distribution process could be impaired, resulting in lost sales which could harm our business.

WE MAY BE SUBJECT TO SUBSTANTIAL LIABILITY IF OUR PRODUCTS MALFUNCTION OR ARE MISUSED.

Due to the high-power, complex nature of our machines, malfunction or misuse of the machines could result in serious damage to property or injury to people. For example, our products utilize X-ray beams which could cause serious damage to biological tissue. While our systems contain protective devices designed to prevent harmful exposure to X-rays, our service personnel often override these protective devices to service and maintain the systems. In addition, some of our customers require the ability to avoid these protective devices. As a result, our personnel or our customers' personnel could be injured by exposure to X-ray beams and could sue us. Additionally, some of our products operate at very high electrical voltage. Misuse of these products could lead to damaging accidents such as fires. Lawsuits filed against us for personal or property damage could result in substantial liability which could harm our financial results.

IF WE FAIL TO ENTER INTO AND MAINTAIN EFFECTIVE COLLABORATIONS, OUR PRODUCT DEVELOPMENT MAY BE STUNTED AND OUR BUSINESS MAY SUFFER.

We collaborate with other companies and academic institutions on new technology and product development. Demand for our products will depend in part upon the extent to which these collaborations are successful in developing, or helping us to develop, new products and new applications for our existing products. We have limited or no control over the resources that any collaborator may devote to our products. Any of our present or future collaborators may not perform their obligations as expected. If we fail to enter into or maintain appropriate collaboration agreements, or if any of these events occur, we may not be able to develop new products as planned, which could harm our business.

ANY REDUCTION IN THE CAPITAL RESOURCES OR GOVERNMENT FUNDING OF OUR CUSTOMERS COULD REDUCE OUR SALES AND HARM OUR BUSINESS.

A significant portion of our sales are capital purchases by our customers. The spending policies of our customers could have a significant effect on the demand for our products. These policies are based on a wide variety of factors, including the resources available to make purchases, the spending priorities among various types of equipment, unfavorable economic conditions and changes in the political climate. Any changes in capital spending or changes in the capital budgets of our customers could significantly reduce demand for our products. The capital resources of our biotechnology and other corporate customers may be limited by the availability of equity or debt financing. Any significant decline in capital expenditures by our customers could harm our business.

We are dependent, both directly and indirectly, on the research and development spending patterns of the pharmaceutical, biotechnology, chemical and other industries, as well as upon the funding policies of various governments and government agencies. In addition, we make a substantial portion of our sales to non-profit entities, which are dependent on continued high levels of government support for scientific research. Any decline in this support could harm our business.

WE MAY NOT BE ABLE TO EXPAND OUR SALES AND SERVICE STAFF TO MEET DEMAND FOR OUR PRODUCTS AND SERVICES.

Our future revenue and profitability will depend on our ability to expand our marketing and sales force as well as our service and support team. Because our products are technical in nature, we believe that it is important in many cases for our marketing, sales and support staff to have scientific or technical expertise and experience. Competition for employees with these skills is intense. We may not be able to continue to attract and retain sufficient qualified sales and service people, and we may not be able to grow and maintain an efficient and effective sales, marketing and support department. If we fail to continue to attract or retain qualified people, our business could suffer.

                                                               [BRUKER AXS LOGO]

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

WE PLAN SIGNIFICANT GROWTH, AND THERE IS A RISK THAT WE WILL NOT BE ABLE TO MANAGE THIS GROWTH.

Our success will depend on the expansion of our operations. Effective growth management will place increased demands on our management, operational and financial resources. To manage our growth, we must expand our facilities, augment our operational, financial and management systems and hire and train additional qualified personnel. Any new systems which we implement to facilitate our growth may have problems which could result in disruptions in our operations, financial or management systems. If we fail to manage our growth effectively, our business, results of operations and financial condition will be harmed.

WE ARE DEPENDENT UPON VARIOUS KEY PERSONNEL AND MUST RECRUIT ADDITIONAL QUALIFIED PERSONNEL FOR A NUMBER OF MANAGEMENT POSITIONS.

Our success is highly dependent on the continued services of key management, technical and scientific personnel. Our management and other employees may voluntarily terminate their employment with us at any time upon short notice. The loss of the services of any member of our senior management, technical or scientific staff may significantly delay or prevent the achievement of product development and other business objectives. In November 2001, our chief financial officer informed us that he would be leaving Bruker AXS for personal reasons, but would continue to serve as our chief financial officer until May 2002. We recently hired a new chief financial officer who will join the company in April 2002. The chairman of our board of directors also is and has been chief executive officer and chairman of the board of directors of an affiliated, publicly traded company and a management officer of several affiliates, which reduces the time and attention he can devote to our management. Our future success will also depend on our ability to identify, recruit and retain additional qualified scientific, technical and managerial personnel. Competition for qualified personnel is intense, particularly in the areas of information technology, engineering and science, and the process of hiring suitably qualified personnel is often lengthy. If we are unable to hire and retain a sufficient number of qualified employees, our ability to conduct and expand our business could be seriously reduced.

WE ARE DEPENDENT IN OUR OPERATIONS UPON A LIMITED NUMBER OF SUPPLIERS.

We currently purchase key components used in our X-ray systems from several preferred suppliers. Although we maintain secondary suppliers, our reliance on the preferred suppliers could result in delays associated with redesigning a product due to an inability to obtain an adequate supply of required components and reduced control over pricing, quality and timely delivery. In particular, we obtain a very sophisticated chip for use in our CCD detectors from Fairchild Imaging, which to our knowledge is the only source of a chip of this size and quality. See "Business--Strategic Collaborations." Although we have secondary chip sources, we do not believe that any of these sources would currently be able to provide us with a similar chip of comparable quality. Any interruption in the supply of components could have an adverse effect on our business, results of operations and financial condition.

IF WE FAIL TO EXPAND OUR INTERNATIONAL PRESENCE, OUR REVENUE MAY NOT GROW AS EXPECTED.

International sales account for, and are expected to continue to account for, a significant portion of our total revenues. International expansion will require that we hire additional personnel. If we fail to hire additional personnel or to develop and maintain relationships with foreign customers and partners, we may not be able to expand our international sales and could suffer decreased profits.

International sales and operations are and will remain subject to a number of additional risks not typically present in domestic operations, including:

     -  changes in regulatory requirements;

     -  the imposition of government controls;

     -  political and economic instability or conflicts;

     -  the costs and risks of deploying systems in foreign countries;

     -  limited intellectual property rights; and

     - the burden of complying with a wide variety complex foreign laws and treaties.

Our international operations are and will remain subject to the risks associated with the imposition of legislation and regulation relating to the import or export of high technology products or other similar areas. We cannot predict whether tariffs or restrictions upon the importation or exportation of our products will be implemented by the U.S. or other countries. If these tariffs or restrictions are imposed, our revenues or profits could suffer. We are also subject to the risks inherent in managing geographically distributed operations and personnel with disparate cultures.

OUR RESULTS OF INCOME MAY BE ADVERSELY AFFECTED WHEN WE EXCHANGE FOREIGN CURRENCY RECEIVED FROM INTERNATIONAL SALES INTO U.S. DOLLARS.

A significant portion of our business is conducted in currencies other than the U.S. dollar, our reporting currency. As a result, currency fluctuations among the U.S. dollar and the foreign currencies in which we do business have caused and will continue to cause foreign currency transaction gains and losses. We recognize foreign currency gains or losses arising from our operations in the period incurred. Due to the number of currencies involved, the variability of currency exposures and the potential volatility of currency exchange

                                                               [BRUKER AXS LOGO]

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

rates, we cannot predict the effects of exchange rate fluctuations upon our future operating results. To date, we have engaged in only limited hedging activities to reduce this risk.


BECAUSE WE HAVE SUBSIDIARIES AND OPERATIONS IN COUNTRIES OUTSIDE THE U.S., WE ARE SUBJECT TO VARIOUS INTERNATIONAL TAX RISKS WHICH COULD ADVERSELY AFFECT OUR EARNINGS.

We have numerous subsidiaries and operations outside the U.S., and we are subject to international tax risks. Distributions of earnings and other payments received from our subsidiaries may be subject to withholding taxes imposed by the countries where they are operating or are formed. If these foreign countries do not have income tax treaties with the United States or the countries where our subsidiaries are incorporated, we could be subject to high rates of withholding taxes on these distributions and payments. We could also be subject to being taxed twice on income related to operations in these non-treaty countries. Because we are unable to reduce the taxable income of one operating company by losses incurred by another operating company located in another country, we may have a higher foreign effective income tax rate than that of other companies in our industry. The amount of the credit that we may claim against our U.S. federal income tax for foreign income taxes is subject to many limitations which may significantly restrict our ability to claim a credit for all of the foreign taxes we pay.

IF WE MAKE ACQUISITIONS, WE MAY FAIL TO SUCCESSFULLY INTEGRATE TECHNOLOGIES, PERSONNEL AND OPERATIONS, WHICH COULD IMPEDE REVENUE GROWTH AND HARM OUR BUSINESS.

If appropriate opportunities become available, we may acquire additional technologies, products or businesses to expand our existing and planned product lines and technologies. These acquisitions would expose us to risks including:

     -  the assimilation of new technologies, operations, sites and personnel;

     -  the diversion of resources from our existing business and technologies;
        and

     - the inability to generate revenues to offset associated acquisition costs.

Acquisitions may also result in the issuance of dilutive equity securities, the incurrence or assumption of debt or additional expenses associated with the amortization of acquired intangible assets or potential business.

DAMAGES TO OUR MANUFACTURING FACILITIES COULD ADVERSELY AFFECT OUR ABILITY TO EFFECTIVELY OPERATE OUR BUSINESS.

We maintain manufacturing facilities in Madison, Wisconsin, Delft, the Netherlands and Karlsruhe, Germany. Damage to any of these facilities due to fire, weather, earthquake or other natural disaster, power loss, unauthorized entry or other events could cause an interruption in the production of our products. A prolonged interruption in our manufacturing operations could have a material adverse impact on our ability to effectively operate our business. The insurance we have purchased may not be sufficient to cover any losses incurred.

OUR OPERATING RESULTS MAY FLUCTUATE SIGNIFICANTLY, AND ANY FAILURE TO MEET FINANCIAL EXPECTATIONS MAY DISAPPOINT SECURITIES ANALYSTS OR INVESTORS AND RESULT IN A DECLINE IN OUR COMMON STOCK PRICE.

Our operating results have fluctuated in the past, and we expect that they will fluctuate in the future. Factors that could cause our operating results to fluctuate include, among other things, the timing of release and competitiveness of our products, disputes regarding patents or other intellectual property rights and currency fluctuations.

If revenue declines in a period our earnings may decline because many of our expenses are relatively fixed in the short term. In particular, research and development and selling, general and administrative expenses are not directly affected by variations in revenue in a period.

Due to volatile and unpredictable revenues and operating expenses, we believe that period-to-period comparisons of our results of operations may not be a good indication of our future performance. It is possible that, in some future periods, our operating results may be below the expectations of securities analysts or investors. In such event, the market price of our common stock could fluctuate significantly or decline.

CLAIMS RELATING TO IMPROPER HANDLING, STORAGE OR DISPOSAL OF HAZARDOUS OR RADIOACTIVE MATERIALS PRESENT AT OUR FACILITIES OR PROPERTIES COULD RESULT IN LIABILITIES AND BE TIME CONSUMING AND COSTLY TO DEFEND.

We handle hazardous and radioactive materials in our business which are subject to federal, state, local and foreign environmental, health and safety laws and regulations. In addition, hazardous materials may have been released in the past at properties which we own or lease or may be released at properties to which we send waste for disposal. If we fail to comply with applicable laws and regulations, regulatory authorities could impose on us sanctions and penalties, which could be substantial. Moreover, we could be held strictly liable for damages relating to releases of hazardous or radioactive material, including the cost of cleanup and personal injury or property damages, and we may incur delays and increased costs in manufacturing our products and otherwise conducting our business.

                                                               [BRUKER AXS LOGO]

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Bruker AXS Inc.:

In our opinion, the statements appearing on pages 32 through 50 of this report present fairly, in all material respects, the financial position of Bruker AXS Inc. and its subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for the years ended December 31, 2001 and 2000, for the three month period ended December 31, 1999 and for the year ended September 30, 1999, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Milwaukee, Wisconsin
March 15, 2002, except for Note 11, as to which the date is March 25, 2002

                                                               [BRUKER AXS LOGO]

                                 BRUKER AXS INC.
                           CONSOLIDATED BALANCE SHEETS

Year Ended December 31,                                                                    2001            2000
---------------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
 Cash and cash equivalents                                                      $    48,787,026   $   2,460,457
 Accounts receivable, net                                                            17,206,783      12,007,061
 Inventories                                                                         26,768,962      20,141,275
 Prepaid expenses                                                                       809,303         345,943
 Other assets                                                                           951,625         496,243
 Deferred income taxes                                                                  886,365         318,612
                                                                                -------------------------------
  Total current assets                                                               95,410,064      35,769,591

Property and equipment, net                                                           8,150,910       6,715,761
Restricted cash                                                                         108,074               -
Other                                                                                 1,053,620         121,304
Intangible assets - trademarks and tradenames, net                                      250,250               -
Goodwill, net                                                                         3,099,314               -
Investments in other companies                                                        2,000,000               -
Deferred income taxes                                                                 2,018,314         365,592
                                                                                -------------------------------
  Total assets                                                                  $   112,090,546   $  42,972,248
                                                                                ===============================
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
 Short-term borrowings                                                          $       241,957   $   2,983,438
 Related party debt - current                                                           229,180       1,794,743
 Accounts payable                                                                     7,415,956       5,327,842
 Other current liabilities                                                           20,995,538      13,947,918
                                                                                -------------------------------
  Total current liabilities                                                          28,882,631      24,053,941
                                                                                -------------------------------

Long-term debt                                                                        2,200,000       5,054,543
Related party debt - non current                                                              -       7,792,330
Accrued pension                                                                       3,437,058       3,070,774

Commitments and contingencies (Note 20)

Shareholders' equity:
 Preferred stock, $.01 par value, 5,000,000 authorized,
 0 shares issued and outstanding at December 31, 2001 and 2000                                -               -
 Common stock, $.01 par value, 100,000,000 shares authorized,
 54,830,338 and 38,752,500 shares issued and outstanding at
 December 31, 2001 and 2000, respectively                                               548,304         387,525
 Additional paid-in capital                                                          79,135,021       3,160,071
 Accumulated deficit                                                                 (1,574,502)       (198,059)
 Accumulated other comprehensive loss                                                  (537,966)       (348,877)
                                                                                -------------------------------
  Total shareholders' equity                                                         77,570,857       3,000,660
                                                                                -------------------------------
  Total liabilities and shareholders' equity                                    $   112,090,546   $  42,972,248
                                                                                ===============================

The accompanying notes are an integral part of these financial statements.

                                                               [BRUKER AXS LOGO]

                                 BRUKER AXS INC
                 CONSOLIDATED/COMBINED STATEMENTS OF OPERATIONS

                                                                                         Three Months
                                                            Year Ended     Year Ended       Ended        Year Ended
                                                           December 31,   December 31,   December 31,  September 30,
                                                               2001          2000            1999          1999
---------------------------------------------------------------------------------------------------------------------
                                                           Consolidated   Consolidated   Consolidated     Combined
Net sales                                                  $ 82,587,569   $ 68,104,607   $ 12,792,155   $ 61,893,929
Cost of sales                                                51,062,780     43,251,673      7,872,969     39,461,799
                                                           ---------------------------------------------------------
 Gross profit                                                31,524,789     24,852,934      4,919,186     22,432,130
                                                           ---------------------------------------------------------
Operating expenses:
 Research and development                                     7,743,836      5,916,256      1,364,537      6,836,515
 In-process research and development                          3,590,000              -              -              -
 General and administrative                                   5,298,356      2,722,805        463,773      3,009,141
 Marketing and selling                                       16,792,047     14,110,512      2,877,024     12,664,403
                                                           ---------------------------------------------------------
 Total operating expenses                                    33,424,239     22,749,573      4,705,334     22,510,059

  Operating (loss) income                                    (1,899,450)     2,103,361        213,852        (77,929)

Other expense (income):
 Interest income                                               (503,904)       (71,487)             -              -
 Interest expense - third party                                 378,070        583,087        151,309        197,420
 Interest expense - related party                               258,580        404,648         67,310        333,639
 Other expense (income)                                         313,739        (58,167)       (67,000)      (330,814)
                                                           ---------------------------------------------------------

(Loss) income before income taxes                            (2,345,935)     1,245,280         62,233       (278,174)
Income tax (benefit) expense                                   (969,492)       515,747        191,387       (302,166)
                                                           ---------------------------------------------------------
 Net (loss) income                                           (1,376,443)       729,533       (129,154)        23,992

Convertible preferred stock accretion                           833,129              -              -              -
Beneficial conversion feature                                 5,192,308              -              -              -
                                                           ---------------------------------------------------------

 Net (loss) income available to common shareholders        $ (7,401,880)  $    729,533   $   (129,154)  $     23,992
                                                           =========================================================
Earnings (loss) per share:
 Basic                                                     $      (0.19)  $       0.02   $       0.00   $       0.00
 Diluted                                                   $      (0.19)  $       0.02   $       0.00   $       0.00

The accompanying notes are an integral part of these financial statements.

                                                               [BRUKER AXS LOGO]

                                 BRUKER AXS INC.
                CONSOLIDATED/COMBINED STATEMENTS OF SHAREHOLDERS'
                         EQUITY AND COMPREHENSIVE INCOME

                                        Common Stock
                                     Bruker AXS Bruker AXS                 Additional                    Accumulated      Total
                                        GmbH        Inc.                    Paid-In       Accumulated   Comprehensive  Shareholders'
                                       Shares      Shares       Amount      Capital         Deficit     (Loss) Income    Equity
------------------------------------------------------------------------------------------------------------------------------------
Balance at October 1, 1998               1        1,252,500   $ 125,807   $ 2,073,528    $   (822,430)  $    82,195   $  1,459,100
 Issuance of common stock                -       37,500,000     375,000     1,125,000               -             -      1,500,000
 Reorganization                         (1)               -    (113,282)      (55,605)              -             -       (168,887)
 Comprehensive (Loss) Income:
  Net income                             -                -           -             -          23,992             -         23,992
  Foreign currency
   translation adjustments               -                -           -             -               -       (34,499)       (34,499)
                                                                                                                      --------------
 Net comprehensive loss                                                                                                    (10,507)
                                     -----------------------------------------------------------------------------------------------
Balance at September 30, 1999            -       38,752,500     387,525     3,142,923        (798,438)       47,696      2,779,706
 Comprehensive (Loss) Income:
  Net loss                               -                -           -             -        (129,154)            -       (129,154)
  Foreign currency
   translation adjustments               -                -           -             -               -      (167,418)      (167,418)
                                                                                                                      --------------
 Net comprehensive loss                                                                                                   (296,572)
                                     -----------------------------------------------------------------------------------------------
Balance at December 31, 1999             -       38,752,500     387,525     3,142,923        (927,592)     (119,722)     2,483,134
 Stock compensation related
  to stock options issued
  to non-employees                       -                -           -        17,148               -             -         17,148
 Comprehensive (Loss) Income:
  Net income                             -                -           -             -         729,533             -        729,533
  Foreign currency
   translation adjustments               -                -           -             -               -      (229,155)      (229,155)
                                                                                                                      --------------
 Net comprehensive income                                                                                                  500,378
                                     -----------------------------------------------------------------------------------------------
Balance at December 31, 2000             -       38,752,500     387,525     3,160,071        (198,059)     (348,877)     3,000,660
 Stock compensation related
  to stock options issued
  to non-employees                       -                -           -       228,985               -             -        228,985
 Stock compensation related to
  modification of stock option           -                -           -        28,572               -             -         28,572
 Preferred stock accretion               -                -           -      (833,129)              -             -       (833,129)
 Issuance of common stock in
  initial public offering,
  net of issuance costs                  -        9,000,000      90,000    52,515,041               -             -     52,605,041
 Issuance of common stock for
  investments in other companies         -          154,761       1,548       998,447               -             -        999,995
 Conversion of redeemable
  preferred stock to common stock        -        6,923,077      69,231    23,037,034               -             -     23,106,265
 Comprehensive (Loss) Income:
  Net loss                               -                -           -             -      (1,376,443)            -     (1,376,443)
  Foreign currency
   translation adjustments               -                -           -             -               -      (147,345)      (147,345)
  Transition adjustment related to
   the adoption of SFAS No.133,
   net of tax benefit of $14,004         -                -           -             -               -       (20,153)       (20,153)
  Changes in fair value of financial
   instrument designated as a
   hedge of interest rate exposure,
   net of tax benefit of $15,005         -                -           -             -               -       (21,591)       (21,591)
                                                                                                                      ------------
 Net comprehensive loss                                                                                                 (1,565,532)
                                     -----------------------------------------------------------------------------------------------
Balance at December 31, 2001             -       54,830,338   $ 548,304   $79,135,021    $(1,574,502)   $  (537,966)  $ 77,570,857
                                     ===============================================================================================

The accompanying notes are an integral part of these financial statements.

                                                               [BRUKER AXS LOGO]

                                 BRUKER AXS INC
                  CONSOLIDATED/COMBINED STATEMENT OF CASH FLOWS

                                                                                                     Three Months
                                                                      Year Ended      Year Ended         Ended         Year Ended
                                                                     December 31,    December 31,     December 31,   September 30,
                                                                         2001           2000             1999            1999
------------------------------------------------------------------------------------------------------------------------------------
                                                                     Consolidated    Consolidated     Consolidated     Combined
Cash flows from operating activities:
 Net (loss) income                                                 $   (1,376,443)   $    729,533    $    (129,154)   $     23,992
 Adjustments to reconcile net (loss) income
   to cash flows from operating activities:
  Depreciation and amortization                                         2,881,328       1,726,145          431,839       1,057,636
  Deferred income taxes                                                (1,735,475)        240,603          161,049        (286,779)
  Provision for doubtful accounts                                         (91,583)        146,336                -          77,431
  Stock compensation                                                      257,557          17,148                -               -
  Write off of acquired in-process research and development             3,590,000               -                -               -
 Changes in operating assets and liabilities:
  Restricted cash                                                        (108,074)      1,257,043       (1,257,043)              -
  Accounts receivable                                                  (5,314,689)     (3,571,121)       2,637,989         861,525
  Inventories                                                          (4,389,605)     (1,268,019)      (2,407,806)     (1,344,485)
  Other assets and prepaid expenses                                    (1,809,161)       (179,016)        (162,657)       (336,772)
  Accounts payable                                                      1,955,182      (2,230,045)         179,565       1,032,697
  Accrued pension                                                         505,339         253,385           89,270        (236,815)
  Other current liabilities                                             3,509,458       4,122,316        1,959,502      (1,049,314)
                                                                   -----------------------------------------------------------------
Net cash (used in) provided by operating activities                    (2,126,166)      1,244,308        1,502,554        (200,884)
                                                                   -----------------------------------------------------------------
 Cash flows from investing activities:
  Cash paid to affiliate for reorganization                                     -               -                -        (168,887)
  Purchase of property and equipment                                   (2,433,924)     (2,003,268)      (1,913,728)     (3,105,873)
  Investment in other companies                                        (1,000,000)              -                -               -
  Acquisition of Nonius Group, net of cash acquired                    (6,235,547)              -                -               -
                                                                   -----------------------------------------------------------------
Net cash used in investing activities                                  (9,669,471)     (2,003,268)      (1,913,728)     (3,274,760)
                                                                   -----------------------------------------------------------------
Cash flows from financing activities:
 (Repayment of)/proceeds from line of credit                           (5,108,261)        633,678         (309,561)       (355,336)
 Repayment of related party debt                                       (9,022,019)       (451,815)         (66,062)     (1,387,617)
 Issuance of related party debt                                           179,720       1,408,900                -       2,250,000
 Repayment of long-term debt                                           (2,746,937)              -                -               -
 Issuance of long-term debt                                                     -               -                -       2,200,000
 Proceeds from issuance of common stock, net of issuance costs         52,605,041               -                -       1,500,000
 Proceeds from issuance of preferred stock, net of issuance costs      22,273,136               -                -               -
                                                                   -----------------------------------------------------------------
Net cash provided by (used in) financing activities                    58,180,680       1,590,763         (375,623)      4,207,047
                                                                   -----------------------------------------------------------------
 Effect of exchange rate changes on cash                                  (58,474)       (212,989)        (136,550)        (34,503)
                                                                   -----------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                   46,326,569         618,814         (923,347)        696,900

Cash and cash equivalents at beginning of year                          2,460,457       1,841,643        2,764,990       2,068,090
                                                                   -----------------------------------------------------------------
Cash and cash equivalents at end of year                           $   48,787,026    $  2,460,457    $   1,841,643    $  2,764,990
                                                                   -----------------------------------------------------------------
Supplemental disclosure of cash flow information:
 Cash paid for interest                                            $      790,505    $    750,248    $     204,277    $    582,744
 Cash paid for taxes                                                      481,025         236,753                -         139,659

Noncash investing and financing activities:
 Issuance of common stock for investments in other companies              999,995               -                -               -
 Conversion of preferred stock to common stock                         23,106,265               -                -               -
 Convertible preferred stock accretion                                    833,129               -                -               -

The accompanying notes are an integral part of these financial statements.

                                                               [BRUKER AXS LOGO]

                          NOTES TO FINANCIAL STATEMENTS

1 DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

Bruker AXS Inc. (the "Company") designs, manufactures, distributes and services systems and complete solutions in X-ray instrumentation used in non-destructive molecular and elemental analysis in academic, research and industrial applications.

Prior to September 1997, the Company did not engage in any significant business operations. In October 1997, Bruker BioSpin Corporation, formerly Bruker Instruments, Inc, of Billerica, Massachusetts (USA) and Bruker Physik, of Karlsruhe (Germany), both affiliates of the Company, purchased the analytical X-ray business of Siemens AG. Bruker BioSpin Corporation purchased the assets and assumed net liabilities of Siemens' U.S. business for $3.9 million, which then became Bruker AXS Inc. Bruker Physik purchased the stock of Siemens' German business for $7.2 million, which then became Bruker AXS GmbH. The acquisition was accounted for as a purchase of which the fair value of the net tangible and identifiable intangible assets acquired approximated the purchase price of both acquisitions. These acquisitions were financed by third party loans.

Prior to June of 1999, the financial statements reflect the combined accounts of Bruker AXS Inc., a wholly-owned subsidiary of Bruker BioSpin Corporation and Bruker AXS GmbH, a wholly-owned subsidiary of Bruker Physik AG.

Effective June 8, 1999 all of the shares of Bruker AXS Inc. were transferred from Bruker BioSpin Corporation to the five shareholders of Bruker AXS Inc. who were members of the controlling family of all of the Bruker companies. Effective June 23, 1999, Bruker AXS Inc. acquired all of the shares of Bruker AXS GmbH from Bruker Physik AG for $168,887. Bruker Physik AG and Bruker BioSpin Corporation are considered commonly controlled entities. Therefore, the transactions represented an exchange between entities under common control and, accordingly, the assets acquired and liabilities assumed in both transactions have been accounted for at historical cost in a manner similar to a pooling-of-interests. Subsequent to these transactions, the financial statements include the consolidated accounts of Bruker AXS Inc. and its wholly owned subsidiaries. All significant inter-company transactions and balances have been eliminated.

In December 2001, the Company completed an initial public offering (Note 17).

The Company changed its year-end from a fiscal year ending on September 30 to a calendar year ending on December 31, effective for the three months ended December 31, 1999.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from such estimates.

REVENUE RECOGNITION

Revenue is recognized from system sales when a product is accepted by the customer, except when sold through a non-consolidated Bruker affiliate that assumes responsibility for installation, in which case the system sale is recognized upon shipment. Revenue from accessories and parts is recognized upon shipment, and revenue from services is recognized when performed. The Securities and Exchange Commission ( "SEC ") staff issued Staff Accounting Bulletin ( "SAB ") 101, "Revenue Recognition," which became effective during the fourth quarter of fiscal 2000 for the Company. There was no material effect on the financial statements as the Company's revenue recognition policy complied with the provisions of SAB 101.

Revenue from software package sales represents less than 2% of total revenue and is recognized in accordance with the American Institute of Certified Public Accountants Statement of Position ( "SOP ") 97-2, "Software Revenue Recognition."

SHIPPING AND HANDLING FEES AND COSTS

During the fourth quarter of fiscal 2000, the Company adopted the provisions of the Emerging Issues Task Force ( "EITF ") Issue No. 00-10 "Accounting for Shipping and Handling Fees and Costs." In accordance with the provisions of EITF 00-10, shipping and handling fees are to be reflected in net sales and shipping and handling costs are to be reflected in cost of goods sold. The adoption of this statement did not have a material effect on the financial statements.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments with original maturities of 90 days or less to be cash equivalents. Cash and cash equivalents primarily include cash on hand, money market funds, municipal notes and time deposits. Time deposits represent amounts on deposit in banks and temporarily invested in instruments with maturities of 90 days or less at time of purchase. Certain of these investments represent off-shore deposits which are not insured by the FDIC or any other United States government agency. Cash and cash equivalents are carried at cost, which approximates fair market value.

                                                               [BRUKER AXS LOGO]

                          NOTES TO FINANCIAL STATEMENTS

RESTRICTED CASH

Certain customers require the Company to provide a bank guarantee on customer advances. Generally, the lines of credit facilitate this requirement, however, to the extent the required guarantee exceeds the local line of credit availability, the Company maintains current restricted cash balances.

The Company is also required to maintain a restricted cash balance, which has been classified as noncurrent, as a guarantee for the lessor of the building located in Delft, The Netherlands throughout the lease term.

INVENTORIES

Inventories are valued at standard costs which approximate the lower of cost, determined on a first-in, first-out basis, or market.

Inventories include demonstration equipment which the Company provides to current and potential customers and is considered available for sale. As of December 31, 2001 and 2000, demonstration equipment in inventory was $2,591,291 and $1,824,147, respectively. The Company amortizes its demonstration equipment over a three year period. Amortization expense for demonstration equipment was $1,463,123, $783,013, $218,051 and $309,091 for the years ended December 31,
2001 and 2000, for the three month period ended December 31, 1999 and for the year ended September 30, 1999, respectively.

Inventories also include engineering inventory used in pre-production prototype units for which an alternative future use is available. As of December 31, 2001 and 2000, engineering inventory was $404,461 and $294,952, respectively. The Company amortizes its engineering inventory over a three year period. Amortization expense for engineering inventory was $217,708, $143,919, $35,128 and $181,802 for the years ended December 31, 2001 and 2000, for the three month period ended December 31, 1999 and for the year ended September 1999, respectively. Engineering inventory used in research and development activities or for which no alternative future use is available is expensed as incurred.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated on a straight-line basis over the estimated useful lives of the assets as follows:

Building................................................39 years
Machinery and equipment ............... ............. 5-10 years
Computer equipment.......................................3 years
Furniture and fixtures ...............................5-10 years
Leasehold improvements .......................Lesser of 15 years or the remaining
                                                      lease term

Expenditures which substantially extend the useful lives of assets are capitalized. Expenditures for maintenance and repairs are charged against income as incurred. Gains and losses recognized on disposals are included in other expense (income) in the Consolidated/Combined Statements of Operations. Depreciation and amortization expense was $1,076,618, $799,213, $176,566 and $561,130 for the years ended December 31, 2001 and 2000, for the three month period ended December 31, 1999 and for the year ended September 30, 1999, respectively.

INTANGIBLES AND GOODWILL

Trademarks and tradenames and goodwill are amortized using the straight-line basis over 20 years. Accumulated amortization of trademarks and tradenames was $9,750 and $0 at December 31, 2001 and 2000, respectively. Accumulated amortization of goodwill was $114,129 and $0 at December 31, 2001 and 2000, respectively.

IMPAIRMENT OF LONG-LIVED ASSETS

The Company reviews long-lived assets for impairment, in accordance with Statement of Financial Accounting Standards ( "SFAS ") No. 121, "Accounting for the Impairment of Long-Lived Assets to Be Disposed Of," whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. Assets are written-down to fair value when the carrying costs exceed this amount. Any impairment losses are determined based upon estimated future cash flows and fair values. To date, no such indicators of impairment have been identified.

INVESTMENTS IN OTHER COMPANIES

Investments in other companies consist of two preferred equity security interests. The securities do not have readily determinable fair values and the Company's ownership interest in each of these individual companies is less than 20%. Accordingly, these investments are accounted for under the cost method of accounting. This method requires the Company to periodically evaluate whether a non-temporary decrease in value of the investment has occurred, and if so, to write the investment down to its net realizable value.

CUSTOMER ADVANCES

Under the terms and conditions of contracts with certain customers, the Company requires an advance deposit. These deposits are recorded as a liability until revenue is recognized on the specific contract.

WARRANTY COSTS AND DEFERRED REVENUE

The Company provides a one year parts and labor warranty with the purchase of equipment. The anticipated cost for this one year warranty is accrued upon recognition of the sale and is included as a current liability. The Company also offers to its customers extended warranty and service

                                                               [BRUKER AXS LOGO]

                          NOTES TO FINANCIAL STATEMENTS

agreements extending beyond the initial year of warranty for a fee. These fees are recorded as deferred revenue and amortized into income over the life of the extended warranty contract.

INCOME TAXES

The Company provides for income taxes under the liability method prescribed by SFAS No. 109, "Accounting for Income Taxes". Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the difference is expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

COMPREHENSIVE INCOME

Total comprehensive income includes net income, a transition adjustment for the adoption of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," changes in fair market value of financial instruments designated as hedges and foreign currency translation adjustments.

FOREIGN CURRENCY TRANSLATION

Assets and liabilities of foreign subsidiaries are translated into United States dollars at year-end exchange rates. Revenues, costs and expenses of foreign subsidiaries are translated at average exchange rates for each year. The effects of these translation adjustments are reported as a component of accumulated other comprehensive income.

ADVERTISING

The Company expenses advertising costs as incurred. Advertising expenses were $901,106, $387,201, $77,473 and $570,154 for the years ended December 31, 2001 and 2000, for the three month period ended December 31, 1999 and for the year ended September 30, 1999, respectively.

RESEARCH AND DEVELOPMENT

Research and development costs are expensed as incurred. The Company recognized expense of $900,000 during the year ended September 30, 1999 related to a contract for research and development activities.

SOFTWARE DEVELOPMENT COSTS

The Company has developed proprietary software that is a component of its products. It is the Company's policy to charge all software development costs to research and development expense until the establishment of technological feasibility of a particular application, which the Company defines as completion of a working model of one of its products. Upon such establishment of technological feasibility, all further software development costs on the same application would be capitalized. Software development costs eligible for capitalization have been insignificant and therefore have been charged to research and development expense as incurred.

FINANCIAL INSTRUMENTS

The Company has from time to time engaged in derivative instruments (See Note
12). Certain derivative instruments are not effective hedges and are therefore considered speculative and are marked-to-market. The appreciation/depreciation of such instruments is included in other expense (income) in the Consolidated/Combined Statements of Operations.

ACCOUNTING PRONOUNCEMENTS

In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." The statements eliminate the pooling-of-interests method of accounting for business combinations and require that goodwill and intangible assets with indefinite useful lives not be amortized. Instead, in accordance with the provisions of SFAS No. 142, these assets will be reviewed for impairment annually, or on an interim basis when events or changes in circumstances warrant. The impairment test shall consist of a comparison of the fair value of goodwill or an intangible asset with its carrying amount with any related impairment losses recognized in earnings when incurred. SFAS No. 142 also requires intangible assets with finite useful lives be amortized over their estimated useful lives to their estimated residual values, and reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable, in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of." The statements will be effective January 1, 2002 for existing goodwill and intangible assets and July 1, 2001 for business combinations completed after June 30, 2001. The adoption of these statements is expected to reduce annual goodwill and trademark and tradename amortization expense related to the acquisition of Nonius Group (Note 9) by approximately $165,000.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. The standard is effective for fiscal years beginning after June 15, 2002. The Company is evaluating the impact of SFAS No. 143 on its results of operations and financial position.

In August 2001, the FASB No. 144, "Accounting for the Impairment or Disposal of long-lived Assets. "SFAS No. 144 addresses financial accounting and reporting for the impairment of disposal of long-lived assets.

                                                               [BRUKER AXS LOGO]

                          NOTES TO FINANCIAL STATEMENTS

The accounting model for long-lived assets to be disposed of by sale applies to all long-lived assets, including discontinued operations. SFAS No. 144 requires that those long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. Therefore, discontinued operations will no longer be measured at net realizable value or include amounts for operating losses that have not yet occurred. SFAS No. 144 also broadens the reporting of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity and that will be eliminated from the ongoing operations of the entity in a disposal transaction. The provisions of this Statement are effective for financial statements issued for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years, with early application encouraged. The Company is evaluating the impact of SFAS No. 144 on its results of operations and financial position.

RECLASSIFICATIONS

Certain reclassifications have been made to the financial statements of the prior periods to conform to the current year presentation.

3 ACCOUNTS RECEIVABLE

Accounts receivable were comprised as follows:


Year Ended December 31,                 2001            2000
-------------------------------------------------------------
Accounts receivable              $17,660,003     $12,617,449
Less allowance for doubtful
 accounts                           (453,220)       (610,388)
                                 ----------------------------
Accounts receivable, net         $17,206,783     $12,007,061
                                 ============================

4 INVENTORIES

Inventories were comprised of the following:

Year Ended December 31,                    2001           2000
--------------------------------------------------------------
Raw materials                       $ 9,783,562    $ 7,091,292
Work-in-process                       6,262,864      5,908,136
Finished goods                        7,483,259      4,314,839
Service parts                         3,239,277      2,827,008
                                    --------------------------
Total inventories                   $26,768,962    $20,141,275
                                    ==========================

5 PROPERTY AND EQUIPMENT

Property and equipment were comprised of the following:

Year Ended December 31,                    2001           2000
--------------------------------------------------------------
Land                                $   980,090     $  980,090
Building and leasehold
 improvements                         3,030,409      3,012,874
Machinery and equipment               2,994,595      2,099,120
Computer equipment                    2,275,284      1,872,170
Furniture and fixtures                2,753,541      1,728,763
                                    --------------------------
                                     12,033,919      9,693,017
                                    --------------------------
Less accumulated depreciation
 and amortization                    (3,883,009)    (2,977,256)
                                    --------------------------
Property and equipment, net         $ 8,150,910     $6,715,761
                                    ==========================

6 OTHER CURRENT LIABILITIES

Other current liabilities were comprised of the following:

Year Ended December 31,                    2001           2000
--------------------------------------------------------------
Customer advances                   $ 9,101,764    $ 4,808,452
Accrued compensation                  4,234,599      3,070,341
Accrued warranty                      2,440,409      1,877,618
Deferred revenue                      2,938,470      2,563,597
Other                                 2,280,296      1,627,910
                                    --------------------------
Total other current liabilities     $20,995,538    $13,947,918
                                    ==========================

7 OTHER EXPENSE (INCOME)

Other expense (income) was comprised of the following:

                                                                                Three Months
                                              Year Ended       Year Ended          Ended        Year Ended
                                              December 31,     December 31,     December 31,   September 30,
                                                 2001             2000              1999            1999
--------------------------------------------------------------------------------------------------------------
Exchange losses (gains) on foreign
 currency transactions                          $150,289        $(205,136)       $(48,764)       $(188,914)
Depreciation (appreciation) of the fair
 value of financial instruments                  163,450          146,969         (18,236)        (141,900)
                                            ------------------------------------------------------------------
Total other expense (income)                    $313,739        $ (58,167)       $(67,000)       $(330,814)
                                            ==================================================================

                                                               [BRUKER AXS LOGO]

                          NOTES TO FINANCIAL STATEMENTS

8 ACCUMULATED OTHER COMPREHENSIVE LOSS

Accumulated other comprehensive loss was comprised of the following:

Year Ended December 31,                                   2001          2000
------------------------------------------------------------------------------
Foreign currency translation adjustments             $(496,222)    $(348,877)
Transition adjustment relating to the
 adoption of SFAS No. 133,
 net of taxes                                          (20,153)            -
Changes in fair market value of
 financial instrument designated
 as a hedge of interest rate
 exposure, net of taxes                                (21,591)            -
                                                ------------------------------
Total accumulated other
 comprehensive loss                                  $(537,966)    $(348,877)
                                                ==============================

9 ACQUISITION

On April 10, 2001, the Company completed the acquisition of Nonius Group ("Nonius") in a transaction whereby the Company acquired the Nonius B.V. subsidiary, and four affiliates, of Delft Instruments N.V., a Dutch company. Nonius is a developer and manufacturer of single crystal X-ray diffraction equipment. The Company paid cash of approximately $6.2 million, net of cash acquired, plus the assumption of approximately $1.8 million of debt plus additional liabilities of $4.3 million. The acquisition has been accounted for as a purchase in the second quarter of fiscal 2001, and accordingly, the results of operations of Nonius for the period subsequent to the consummation of the acquisition through December 31, 2001 are included in the accompanying financial statements. The excess of the purchase price over the fair value of the assets acquired of $3.2 million has been recorded as goodwill, which is being amortized on a straight-line basis over 20 years.

In conjunction with the acquisition of Nonius, the Company acquired certain in-process research and development ("IPR&D") projects. The first project relates to next generation high brilliancy optics and micro sources. This project is focused on the development of low-power (low energy consumption) X-ray tubes with closely-coupled X-ray optics, which are directed at increasing the performance of expensive and high-maintenance rotating anode generators. The primary goal of this project is to develop the right combination of currently existing technologies in X-ray tube and X-ray optics. At the date of acquisition, this project was approximately 70% complete. The Company estimated this project would be completed in 2002 and require an additional investment of $231,000. The Company believed this project had a value of approximately $1,257,000.

The second project relates to high power high brilliance rotating anode generators for biological crystallography. This project is focused on increasing the performance of anode generators by a factor of two to enable biochemists to solve structures of biological molecules without using expensive synchrotron beam lines. Improved electronics, electron optics and heat dissipation and higher speed rotation are the key objectives for this project. At the date of acquisition, this project was approximately 50% complete. The Company estimated this project would be completed in 2002 and require an additional investment of $154,000. The Company believed this project had a value of approximately $1,077,000.

The third project relates to high sensitivity large area detector systems. The goal of this project is to enlarge the size of CCD-based detectors while improving their sensitivity. The research and development work is focused on improving CCD chips and X-ray converting phosphors and increasing the effectiveness of magnifying systems such as fiber tapers or lenses. At the date of acquisition, this project was approximately 70% complete. The Company estimated this project would be completed in 2002 and require an additional investment of $154,000. The Company believed this project had a value of approximately $539,000.

The fourth project relates to a next generation software platform for data acquisition and processing. The goal of the project is to develop new and modern software architecture to allow easy customization and performance improvements (mainly algorithms) of the data collection and structure solution software. Our final goal will be to provide a turnkey, push button crystallography tool for the non-crystallographers. At the date of acquisition, this project was approximately 70% complete. The Company estimated this project would be completed in 2002 and require an additional investment of $77,000. The Company believed this project had a value of approximately $718,000.

There is minimal risk to the Company that these projects will not be completed in the timeframes noted above, as the most complex aspects of the projects had already been completed. Since each project will result in technologies that can be individually integrated into our system platforms, the Company will have great flexibility in bringing each projects technology to the market.

Although the Company believes these IPR&D projects, when completed, will provide value, the Company determined there was an absence of technological feasibility and alternative future use for this IPR&D at the time of acquisition. As such, the Company utilized a discounted probable future cash flows analysis to prepare a valuation of the fair value of IPR&D at the time of acquisition. The Company performed this cash flow analysis on a project by project basis and applied adjusted discount rates of 40%-45% to the projects' cash flow. The Company used financial assumptions based on pricing, margins and expense levels from those historically realized by Nonius and consistent with industry standards. Material net cash inflows from these projects are expected to begin in 2003. Management was primarily responsible for estimating the fair value of the purchased in-process research and development. This valuation resulted in an estimate of the fair value of $3,590,000 ($2,118,100, net of tax), which was charged to research and development expense immediately following the close of the transaction in the second quarter of 2001.

                                                               [BRUKER AXS LOGO]

                          NOTES TO FINANCIAL STATEMENTS

The following unaudited pro forma income statement information assumes that the acquisition had taken place as of the beginning of each of the periods presented, in accordance with Accounting Principle Bulletin 16, "Business Combinations."

Year Ended December 31,                     2001            2000
------------------------------------------------------------------
Net sales                            $84,583,043     $77,916,564
Net loss                             $(1,668,575)    $(1,435,142)
Basic earnings (loss) per share      $     (0.19)    $     (0.04)
Diluted earnings (loss) per share    $     (0.19)    $     (0.04)

The unaudited pro forma combined income statement information has been prepared for informational purposes only and may not be indicative of the operating results that actually would have resulted had the acquisition been made at the beginning of the periods presented, or of the operating results that may occur subsequent to the acquisition.

The Nonius operations are located in Delft, The Netherlands. Nonius rents space from Delft Instruments. As part of the purchase agreement with Delft Instruments, Nonius entered into rental and service agreements for 20 months. The services provided by Delft Instruments include facility maintenance, telephone and systems networks, payroll and other handling. The Company entered into a lease agreement for a new facility in Delft, The Netherlands to replace the rental agreement with Delft Instruments. The Company's current operations in Delft will be transferred to this new facility in May 2002. As of December 31, 2001, the rental and service fee recognized since the acquisition was $269,753.

10 LEASES

Certain vehicles, office equipment and buildings are leased under agreements that are accounted for as operating leases. Total rental expense under operating leases was $1,542,952, $1,085,894, $387,975 and $1,443,951 for the years ended
December 31, 2001 and 2000, for the three month period ended December 31, 1999 and for the year ended September 30, 1999, respectively.

Future minimum lease payments under non-cancelable operating leases at December 31, 2001 were as follows:

2002........................................$1,258,807
2003........................................   753,913
2004........................................   616,747
2005........................................   461,443
2006........................................   409,943
                                            ----------
Total minimum lease payments................$3,500,853
                                            ==========

11 DEBT

The Company's non-related party debt obligations consisted of the following:

Year Ended December 31,                        2001        2000
---------------------------------------------------------------
Landeskreditbank Baden Wurttemberg
 Forderungsanstalt (LAKRA) note payable  $        -  $2,854,543
State of Wisconsin industrial
 revenue bonds                            2,200,000   2,200,000
                                         ----------------------
Long-term non-related party debt         $2,200,000  $5,054,543
                                         ======================

The note payable to Landeskreditbank Baden Wurttemberg Forderungsanstalt (LAKRA) in connection with Deutsche Bank AG and Dresdner Bank AG was paid in full in December 2001 with proceeds from the initial public offering. The interest rate was 5.13% and required quarterly payments until paid in full.

The industrial revenue bonds ("IRB") were entered into with the State of Wisconsin in 1999 and are collateralized by the related building in Madison, Wisconsin. The bonds require payments of varying amounts commencing in 2004. The interest rate is variable based on the Bond Market Association Municipal Swap Index (1.95% at December 31, 2001) and is paid monthly. The Company has an interest rate swap which has been designated as a hedge. The Company pays a 4.6% fixed rate of interest and receives a variable rate of interest based on the Bond Market Association Municipal Swap Index. The contract has a $2.2 million notional value which decreases in conjunction with the IRB payment schedule until the swap and IRB agreements terminate in December 2013. The fair value of the swap, obtained from dealer quotes, is an unrealized loss of $70,753 and $34,157 at December 31, 2001 and 2000, respectively. Interest payments (receivable and payable) under the terms of the swap are accrued over the period and are treated as an adjustment to interest expense.

Annual maturities of long-term non-related party debt are as follows:

2002.............................................$        --
2003.............................................         --
2004.............................................    170,000
2005.............................................    180,000
2006.............................................    190,000
Thereafter.......................................  1,660,000
                                                 ------------
                                                 $ 2,200,000
                                                 ============

The IRB contains various financial and other covenants. The most restrictive covenants are a maximum debt to equity ratio and a maximum interest coverage ratio. As of December 31, 2001, the Company was in violation with certain covenants and, accordingly, the Company obtained a waiver from the financial institution. The financial covenants have been waived through March 31, 2002 and the Company is in negotiations to obtain an amendment with modified covenants.

                                                               [BRUKER AXS LOGO]

                          NOTES TO FINANCIAL STATEMENTS

The Company maintained a line of credit at a financial institution in the United States with a maximum credit amount of $3.5 million at December 31, 2000. At December 31, 2000, the Company had borrowings under this facility of approximately $2.8 million and unused borrowings of approximately $0.7 million. Interest was paid monthly on outstanding borrowings based on the prime rate which was 9.50% at December 31, 2000. The weighted average interest rate on amounts outstanding at December 31, 2000 was 9.29%. The line of credit expired on May 17, 2001.

The Company maintains lines of credit at financial institutions in Germany with an aggregate maximum credit amount of approximately $7.2 million and $3.9 million at December 31, 2001 and 2000, respectively. At December 31, 2001 and 2000, the Company had borrowings of approximately $0 and $0.2 million, respectively, and availability of approximately $5.0 million and $3.7 million, respectively. At December 31, 2001, the Company had bank guarantees of $2.2 million for its customer advances. These guarantees affect the availability of its lines of credit. Interest is paid monthly on outstanding borrowings based on the London Interbank Offered Rate for three month deposits (LIBOR) plus 1% which was 7.40% at December 31, 2000. The weighted average interest rate on amounts outstanding at December 31, 2000 was 7.25%. The lines of credit have no expiration date.

The lines of credit are collateralized by accounts receivable, inventories and equipment of the Company. Additionally, the agreements contain various financial and other covenants. The most restrictive covenants are a maximum debt to equity ratio and a maximum interest coverage ratio.

At December 31, 2001, the Company had a short-term loan with a financial institution for $241,957. The loan had an interest rate of 4.28% and was paid in full in February 2002.

12 FINANCIAL INSTRUMENTS

CASH AND CASH EQUIVALENTS

The fair values of cash and cash equivalents approximate their carrying values.

SHORT-TERM AND LONG-TERM DEBT

The fair values of short-term debt approximate their carrying values. The fair value of long-term and related party debt, which was approximately $2,200,000 and $13,828,000 at December 31, 2001 and 2000, respectively, was determined using market interest rates and discounted future cash flows.

DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

Effective January 1, 2001, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended and interpreted. SFAS No. 133 requires that all derivative instruments, such as interest rate swap contracts, be recognized in the financial statements and measured at their fair market value. Changes in the fair market value of derivative instruments are recognized each period in current earnings or shareholders' equity (as a component of other comprehensive income), depending on whether a derivative is designated as a part of a hedge transaction and, if it is, the type of hedge transaction. The adoption of SFAS No. 133 did not have a material impact on the Company's financial statements.

The Company's objective in managing its exposure to interest rates is to decrease the volatility that changes in interest rates might have on earnings and cash flows. To achieve this objective, the Company uses a fixed rate agreement to adjust a portion of its debt, as determined by management, that is subject to variable interest rates. The Company designates this instrument as a cash flow hedge.

At January 1, 2001, the Company had an interest rate swap arrangement to pay a 4.6% fixed rate of interest and receive a variable rate of interest based on the Bond Market Association Municipal Swap Index (ranging from 1.37% to 4.27% for the year ending December 31, 2001) on a $2.2 million notional amount.

This contract is considered to be a hedge against changes in the amount of future cash flows associated with the Company's interest payments related to its variable rate debt obligations.

Accordingly, the fixed rate agreement is reflected at fair value in the Company's balance sheet and related gains or losses on this contract are deferred in shareholders' equity as a component of comprehensive income. However, to the extent that this contract is ineffective in offsetting the change in interest cash flows being hedged, the ineffective portion would be immediately recognized in earnings. The amount recognized in earnings within the next twelve months is not expected to be significant. The fair value of the instrument was ($41,744) and ($20,153), net of tax at December 31, 2001 and December 31, 2000, respectively. The fair values were obtained from dealer quotes. In accordance with SFAS No. 133, the Company recorded a transition adjustment which resulted in an unrealized accumulated comprehensive loss of $20,153, net of tax, as of January 1, 2001.

The Company entered into three financial instruments during the fiscal year ending September 30, 1999, an interest rate cap, an interest rate swap and a cross currency interest rate swap, which are currently not designated as hedges. In addition, the Company acquired a financial instrument, which terminated in the fourth quarter of 2001, with its acquisition of Nonius. The notional amount of the instruments were approximately $7,277,000 and $7,620,000 at December 31, 2001 and 2000, respectively. Until the instruments become an effective hedge, the instruments are considered speculative and are marked-to-market. The fair value of the instruments (depreciated) appreciated ($163,450), ($146,969), $18,236 and $141,900 for the years ended December 31, 2001 and 2000, for the three month period ended December 31, 1999 and for the year ended September 30, 1999, respectively. The fair value of the instruments was $885 and $68,779 as of December 31, 2001 and 2000, respectively. By entering into these speculative contracts the Company obtained the right to borrow money at low rates of interest. The Company continues to hold these speculative contracts until it elects to exercise the options to borrow the money.

                                                               [BRUKER AXS LOGO]

                          NOTES TO FINANCIAL STATEMENTS

13 INCOME TAXES

Significant components of the provision for income taxes were as follows:

                                                                    Three Months
                                Year Ended         Year Ended          Ended          Year Ended
                               December 31,       December 31,      December 31,    September 30,
                                   2001               2000             1999              1999
---------------------------------------------------------------------------------------------------
Current:
 Federal                        $    11,997          $ 112,698          $ 75,439        $ (11,800)
 State                               27,316              9,656             6,686          (10,576)
 Foreign                            726,670            152,790           (51,787)           6,989
                                -------------------------------------------------------------------
                                    765,983            275,144            30,338          (15,387)
                                -------------------------------------------------------------------
Deferred:
 Federal                         (1,649,157)            13,984          (101,901)         (41,623)
 State                             (203,525)           (23,944)          (16,135)         (15,734)
 Foreign                            117,207            250,563           279,085         (229,422)
                                 (1,735,475)           240,603           161,049         (286,779)
                                -------------------------------------------------------------------
Income tax (benefit) expense    $  (969,492)         $ 515,747          $191,387        $(302,166)
                                ===================================================================

Temporary differences and carryforwards which gave rise to deferred tax assets and liabilities consisted of the following:

Year Ended December 31,                                                     2001                 2000
---------------------------------------------------------------------------------------------------------
Current deferred income taxes:
 Accounts receivable                                                  $   23,191            $  15,116
 Inventories                                                             573,409              103,425
 Warranty reserve                                                        276,597              190,000
 Other current liabilities                                              (217,846)                   -
 Compensation                                                            186,701               21,240
 Other                                                                   (71,419)             (11,169)
 Revenue recognition                                                     115,732                    -
                                                                    -------------------------------------
  Total current deferred income tax asset                                886,365              318,612
                                                                    -------------------------------------
Long - term deferred income taxes:
 Property and equipment                                                 (201,095)            (127,217)
 Intangible assets                                                     1,236,642                    -
 Accrued pension                                                         267,943              256,346
 Other                                                                         -               32,882
Tax credits                                                              610,503              203,581
 Net operating loss carryforwards                                        104,321                    -
                                                                    -------------------------------------
  Total long - term deferred income tax asset                          2,018,314              365,592
                                                                    -------------------------------------
Total deferred income tax asset                                       $2,904,679            $ 684,204
                                                                    =====================================

The net deferred tax asset represents management's best estimate of the tax benefits that will more likely than not be realized in future years.

A reconciliation between the reported income tax (benefit) expense and the federal statutory rate follows:

                                                                                                 Three Months
                                                                     Year Ended     Year Ended       Ended          Year Ended
                                                                    December 31,   December 31,   December 31,    September 30,
                                                                        2001          2000          1999             1999
-------------------------------------------------------------------------------------------------------------------------------
Federal statutory rate                                               $(797,620)     $409,635       $ 21,782        $ (97,361)
State income taxes, net of federal benefits                           (221,302)        2,970          2,967          (10,300)
Foreign tax expense, at different rates and foreign losses without     112,651       191,110        203,609          (43,189)
 tax benefits
Research and development tax credits                                  (110,000)     (132,300)       (83,271)        (194,913)
Meals and entertainment                                                 96,316        40,629         13,387           39,616
Other                                                                  (49,537)        3,703         32,913            3,981
                                                                    ----------------------------------------------------------
                                                                     $(969,492)     $515,747       $191,387        $(302,166)
                                                                    ==========================================================

                                                               [BRUKER AXS LOGO]

                          NOTES TO FINANCIAL STATEMENTS

There was a statutory rate reduction in Germany which was enacted in October 2000. As a result, the Company reduced its deferred taxes in the fourth quarter of 2000 by $71,303.

As a result of a German regulatory audit the Company reduced its deferred tax asset by $122,375 related to its net operating loss carryforwards for the three month period ended December 31, 1999.

Consolidated domestic pre-tax (loss) income was ($303,304), $567,371, ($92,993) and $277,189 for the years ended December 31, 2001 and 2000, for the three month period December 31, 1999 and for the year ended September 30, 1999, respectively. The pre-tax (loss) income for foreign operations was ($2,042,631), $677,909, $155,226 and ($555,363) for the years ended December 31, 2001 and
2000, for the three month period ended December 31, 1999 and for the year ended September 30, 1999, respectively.

As of December 31, 2001, the Company had approximately $401,000 of research and development tax credits available to reduce future federal and state tax liabilities. These credits expire at various dates through the year 2021. The Company also has approximately $81,000 of federal operating loss carryforwards and $75,000 of state operating loss carryforwards available to reduce future taxable income. These carry-forwards expire at various dates through the year 2021. Furthermore, the Company has foreign tax credit carryforwards of approximately $210, 000. These carryforwards expire at various dates through the year 2006.

Undistributed losses of foreign subsidiaries aggregated approximately $2.1 million at December 31, 2001 which, under existing law, will not be subject to United States tax until distributed as dividends. Any earnings are intended to be indefinitely reinvested in foreign operations and, as such, no provision or benefit has been made for United States income taxes that may be applicable thereto.

14 RELATED PARTIES

The Company is affiliated, through common shareholders, with several other entities which use the Bruker name. The Company and its affiliates have entered into a sharing agreement which provides for the sharing of specified intellectual property rights, services, facilities and other related items.

Related party debt consisted of the following:

Year Ended December 31,                              2001                   2000
----------------------------------------------------------------------------------
Bruker BioSpin Corporation                      $       -            $ 5,035,756
Bruker Physik AG                                        -              4,142,417
Bruker BioSpin KK                                 229,180                408,900
                                                ----------------------------------
                                                  229,180              9,587,073
Less current                                     (229,180)            (1,794,743)
                                                ----------------------------------
Long-term related party debt                    $       -            $ 7,792,330
                                                ==================================

All long-term related party debt was paid in full in December 2001 with proceeds from the Company's initial public offering. Loans outstanding with Bruker BioSpin Corporation ("BBC") had required quarterly interest payments beginning January 1, 2000 at a rate equal to the three month LIBOR rate (6.4% at December 31, 2000). Principal payments of $107,994 were also required quarterly. The loan was to mature in 2010. As of December 31, 2000, the Company had not made principal payments to BBC of $715,988. The amounts due in fiscal 2000 and not paid as of December 31, 2000, were paid in full during the first quarter of fiscal 2001.

Loans outstanding with Bruker Physik AG required quarterly interest payments at a rate of 2.25% through June 30, 2002. After June 30, 2002, the interest rate on the loan was to increase to 4.5%. Principal payments of $59,470 were also required quarterly. The loan was to mature in 2017.

The loans were subordinate to any bank debt.

The Company has a line of credit with Bruker BioSpin KK with a maximum credit amount of $229,180 and $408,900 at December 31, 2001 and 2000, respectively. The line of credit has an interest rate of 1.75% and expires on August 31, 2002.

For the years ended December 31, 2001 and 2000, for the three month period ended December 31, 1999 and for the year ended September 30, 1999, the Company had related party interest expense of $258,580, $404,648, $67,310 and $333,639, respectively.

As of December 31, 2001 and 2000, the Company has payables to related parties included within its accounts payable balance of $16,920 and $505,998, respectively. The Company has receivables from related parties included within its accounts receivable balance of $2,531,865 and $3,900,273, as of December 31, 2001 and 2000, respectively. Payment terms of accounts receivable balances with related parties are the same as those with third party customers.

Sales to related parties which are not subsidiaries of Bruker AXS Inc. are included in the consolidated/combined financial statements. Such related parties are affiliated sales offices in countries in which the Company does not have its own distribution network. As such, these sales were primarily for resale of our products only. These sales amounted to $5,187,788, $14,946,976, $2,471,153 and $7,667,823 for the years ended December 31, 2001 and 2000, for the three month period ended December 31, 1999 and for the year ended September 30, 1999, respectively.

BBC charged Bruker AXS Inc. a management fee of $20,000 for the year ended September 30, 1999.

15 EMPLOYEE BENEFIT PLANS

Substantially all of the Bruker AXS GmbH employees, who were employed by the Company on September 30, 1997, participate in a defined benefit pension plan. The plan provides pension benefits based upon final average salary and years of service. Benefits to other employees are based on a fixed amount for each year of service. The Company

                                                               [BRUKER AXS LOGO]
has elected to recognize the impact on the projected benefit obligation when actual experience differs from actuarial assumptions on an immediate basis. The Company recognized actuarial gains of approximately $53,000, $75,000, $0 and $332,000 for the years ended December 31, 2001 and 2000, for the three month period ended December 31, 1999 and for the year ended September 30, 1999, respectively.

The following provides a reconciliation of the funded status of the plan:

Year Ended December 31,                                       2001                        2000
------------------------------------------------------------------------------------------------

CHANGE IN BENEFIT OBLIGATION
Benefit obligation at beginning of year                 $2,962,179                  $2,915,490
Service cost                                               386,160                     169,925
Interest cost                                              173,497                     164,025
Benefits paid                                               (2,375)                     (3,258)
Recognized actuarial gain                                  (53,039)                    (74,957)
Currency translation adjustment                           (130,440)                   (209,046)
                                                        ----------------------------------------
Benefit obligation at end of year                       $3,335,982                  $2,962,179
                                                        ========================================

Year Ended December 31,                                       2001                        2000
------------------------------------------------------------------------------------------------
CHANGE IN PLAN ASSETS
Fair value of plan assets at beginning of year         $         -                 $         -
Employer contributions                                       2,375                       3,258
Benefits paid                                               (2,375)                     (3,258)
                                                       -----------------------------------------
Fair value of plan assets at end of year               $         -                 $         -
                                                       =========================================

Funded status                                          $(3,335,982)                $(2,962,179)
Unrecognized amendment gain                               (101,076)                   (108,595)
                                                       -----------------------------------------
Accrued benefit cost                                   $(3,437,058)                $(3,070,774)
                                                       =========================================

                                                                                Three Months
                                                 Year Ended      Year Ended         Ended        Year Ended
                                                December 31,    December 31,     December 31,   September 30,
                                                    2001            2000            1999            1999
---------------------------------------------------------------------------------------------------------------
COMPONENTS OF NET PERIOD BENEFIT COST
Service cost                                     $386,160        $169,925           $47,985       $ 180,712
Interest cost                                     173,497         164,025            45,518         193,326
Recognized actuarial gain                         (53,039)        (74,957)                -        (331,899)
Amortization                                       (2,732)         (2,854)           (3,175)              -
                                              -----------------------------------------------------------------
Net period benefit cost                          $503,886        $256,139           $90,328       $  42,139
                                              =================================================================

                                                                                Three Months
                                                 Year Ended      Year Ended         Ended        Year Ended
                                                December 31,    December 31,     December 31,   September 30,
                                                    2001            2000            1999            1999
---------------------------------------------------------------------------------------------------------------
ASSUMPTIONS
Discount rate                                        6.25%          6.25%            6.25%            6.25%
Expected return on assets                               0%             0%               0%               0%
Rate of compensation increase                        3.00%          3.00%            3.00%            1.50%

The Company maintains or sponsors various defined contribution retirement plans that cover domestic and foreign employees. The Company may make contributions to these plans at its discretion. Retirement benefits earned are generally based on years of service and compensation during active employment. Eligibility is generally determined in accordance with local statutory requirements. However, the level of benefits and terms of vesting may vary among plans. The Company contributed $336,827, $379,615, $57,085 and $190,533 for the years ended
December 31, 2001 and 2000, for the three month period ended December 31, 1999 and for the year ended September 30, 1999, respectively.

                                                               [BRUKER AXS LOGO]

16 REDEEMABLE PREFERRED STOCK

On January 16, 2001, the Company authorized and sold 5,625,000 shares of Series A Convertible Preferred Stock, $0.01 par value per share, at a price of $4.00 per share. Gross proceeds received totaled $22,500,000. The Company utilized these proceeds to pay down its related party debt in accordance with its payment schedules and to pay down its third party lines of credit in full. Also, in conjunction with the preferred stock offering, the Company incurred investment fees related to the offering which totaled approximately $227,000. Such fees were included as a reduction of the preferred stock. The terms of the Series A preferred shares also provide for cumulative cash dividends at an 8% annual rate, to be paid when and as they may be declared from time to time by the Board of Directors of the Corporation.

A beneficial conversion feature existed upon the closing of a qualified public offering ("IPO") if the closing price was between $6.00-$8.00 per share. With a closing price between $6.00-$8.00 per share, the preferred shareholders would receive additional shares of common stock upon the conversion. The additional number of shares was determined by multiplying one by a fraction, the numerator which was equal to eight and the denominator which was equal to the actual price per share at the closing of the IPO. Since this beneficial conversion feature was contingent and the number of shares issued upon conversion could not be computed until the IPO occurred, the beneficial conversion feature was not recognized until the closing of the IPO.

While outstanding, the carrying amount of the Series A preferred shares was being accreted, using the interest method, to the fair market value through January 16, 2009, the earliest redemption date. During 2001, the Company recorded approximately $833,129 of accretion. The accretion was recorded through charges against additional paid-in capital. The redemption amount of the mandatorily redeemable Series A Convertible Preferred Stock also included accrued dividends but only when dividends were declared by the Company's Board of Directors. Accrued dividends of $369,862 had been included in the carrying value of the Series A Convertible Preferred Stock for the three months ended March 31, 2001. However, as the Board of Directors had not declared any dividends and had no intention of doing so in the future, the accrual was reversed in the three months ended June 30, 2001. The reversal of the dividends would have increased basic and diluted earnings per share by $0.01 for the three months ended March 31, 2001.

Upon closing of the Company's initial public offering (Note 17) in December 2001, all the preferred stock was converted into common stock. As the offerings closing price was $6.50 per share, a beneficial conversion feature existed. An additional 1,298,077 shares were issued upon the conversion resulting in total conversion shares of 6,923,077. The intrinsic value of the beneficial conversion feature was $5,192,308 which was recognized as a reduction to net income available to common shareholders through a reduction to additional paid-in capital in December 2001.

17 SHAREHOLDERS' EQUITY

STOCK OPTIONS

During April 2000, the 2000 Stock Option Plan was adopted by the Company as approved by the Board of Directors (the "2000 Plan"). The 2000 Plan authorizes the granting of options to employees, consultants, officers and directors to purchase, receive awards or make direct purchases of up to 1,937,625 shares of the Company's common stock. Options outstanding under the 2000 Plan generally vest over a period of three to five years and expire after 10 years from the date of grant.

Options granted under the Plan may be "Incentive Stock Options" or "Nonqualified Options" under the applicable provisions of the Internal Revenue Code. Incentive Stock Options are granted at the fair market value of the Company's common stock at the date of the grant. Incentive Stock Options granted to employees who own more than 10% of the voting power of all classes of stock will be granted at 110% of the fair market value of the Company's common stock at the date of the grant. Nonqualified options may be granted at amounts not less than 50% of the fair market value of the Company's common stock on the date of the grant.

Following is a summary of activity in the stock option plan for the years ended December 31, 2001 and 2000:

                                       Shares          Weighted
                                      Subject          Average
                                     to Option      Option Price
------------------------------------------------------------------

Outstanding, January 1, 2000                 -          $   -
 Granted                               739,500           1.92
 Exercised                                   -              -
 Forfeited                             (35,500)         (1.76)
Outstanding, December 31, 2000         704,000           1.94
 Granted                               992,500           4.62
 Exercised                                   -              -
 Forfeited                             (23,250)         (2.24)
                                     -----------------------------
Outstanding, December 31, 2001       1,673,250           3.52
                                     =============================
Exercisable, December 31, 2001          14,790          $4.50
                                     =============================

The Company accounts for stock-based compensation to non-employees using the fair value method prescribed by SFAS No. 123, "Accounting for Stock-Based Compensation," and EITF Issue No. 96-18, "Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services." Accordingly, compensation cost for the stock options granted to non-employees is measured at the fair value of the option at the date of grant and re-measured as the underlying options vest. The Company has recorded compensation cost of $228,985 and $17,148 for the years ended December 31, 2001 and 2000, respectively.

                                                               [BRUKER AXS LOGO]

                          NOTES TO FINANCIAL STATEMENTS

                     Options Outstanding                                              Options  Exercisable
----------------------------------------------------------------------------  ---------------------------------
                                    Weighted Average
  Range of           Number            Remaining         Weighted Average        Number      Weighted Average
Exercise Prices   Outstanding       Contractual Life      Exercise Price      Exercisable     Exercise Price
----------------------------------------------------------------------------  ---------------------------------
   $1.76             642,250             8.33                 $ 1.76                 -          $        -
4.00 - 5.00          886,000             9.23                   4.33             14,790               4.50
6.00 - 7.00          145,000             9.84                   6.36                 -                   -
                   ---------
                   1,673,250

The Company accounts for stock-based compensation to employees, including outside directors, using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. The Company has adopted the disclosure only provisions of SFAS No. 123 for stock-based compensation to employees. Accordingly, no compensation cost has been recognized for options granted to employees under the 2000 stock option plan. Had compensation cost been determined based on the fair value at the grant date for all awards in 2000 consistent with the provisions of SFAS No. 123, the Company's pro forma net income and earnings per share would have been as presented below:

Year Ended December 31,                     2001            2000
------------------------------------------------------------------
Net (loss) income                    $ 1,861,728)       $695,118
Basic earnings (loss) per share      $     (0.20)       $   0.02
Diluted earnings (loss) per share    $     (0.20)       $   0.02

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

Year Ended December 31,                     2001            2000
------------------------------------------------------------------
Dividend yield                                 -               -
Expected stock price volatility               65%             15%
Risk-free interest rate              3.06 - 4.98%           5.11%
Expected life of option-years          3.0 - 5.0       3.0 - 5.0

The weighted average grant date fair value of options granted during 2001 and 2000 were $2.18 and $0.65, respectively.

On August 6, 2001, the Company accelerated the vesting schedule of stock options to purchase 100,000 shares of common stock. No compensation cost has been recognized for this modification.

On November 7, 2001, the Company accelerated the vesting schedule of a stock option to purchase 50,000 shares of common stock. Compensation cost of $28,572 was recognized for the year ended December 31, 2001 for this modification since the stock option would have been forfeited otherwise.

INITIAL PUBLIC OFFERING

On December 14, 2001, the Company issued and sold 9,000,000 shares of its common stock for $58,500,000 (or $6.50 per share) in conjunction with its initial public offering. The Company incurred $5,894,959 in offering costs as a result of this transaction. Upon the closing of the offering, all 5,625,000 shares of redeemable preferred stock converted into 6,923,077 shares of common stock (Note
16).

On January 7, 2002, the underwriters of the initial public offering exercised an over-allotment option. As a result, the Company issued and sold 1,350,000 shares of its common stock for $8,775,000 (or $6.50 per share). The Company incurred $638,919 in costs as a result of this transaction.

STOCK ISSUANCE AND STOCK SPLIT

In November 1998, the Company issued and sold 1,500,000 shares of common stock at a price of $1.00 per share resulting in gross proceeds of $1,500,000.

On March 31, 2000, the Board of Directors of the Company authorized a twenty-five-for-one stock split in the form of a stock dividend. Shareholders of record received twenty-four additional shares of common stock for every share they owned. All common shares and per share data in the accompanying financial statements have been restated to reflect the stock split. As such, subsequent to the stock split, the stock issuance was adjusted to 37,500,000 shares of common stock.

PREFERRED STOCK

The Company's Second Amended and Restated Certificate of Incorporation authorizes the Board of Directors to issue up to 5,000,000 shares of Blank Check Preferred Stock with a par value of $0.01 per share in one or more series without shareholder approval. The Board of Directors also has discretion to determine the dividend rights and terms, conversion rights, voting rights, redemption rights and terms, liquidation preferences and any other rights, preferences, privileges and restrictions applicable to each series of the preferred stock. There were no preferred shares issued or outstanding at December 31, 2001 and 2000.

                                                               [BRUKER AXS LOGO]

                         NOTES TO FINANCIAL STATEMENTS

18 EARNINGS (LOSS) PER SHARE

Basic earnings (loss) per share is computed by dividing net (loss) income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings (loss) per share is computed by dividing net (loss) income by the weighted average number of common shares and, if applicable, common stock equivalents which would arise from the exercise of stock options and conversion of preferred shares. The following table reconciles the numerators and denominators used to calculate basic and diluted earnings
(loss) per share:

                                                                             Three Months
                                              Year Ended      Year Ended         Ended        Year Ended
                                             December 31,    December 31,     December 31,   September 30,
                                                 2001            2000            1999            1999
------------------------------------------------------------------------------------------------------------
INCOME AVAILABLE TO
 COMMON SHAREHOLDERS:
 Net (loss) income                          $  (1,376,443)    $   729,533      $  (129,154)   $     23,992
  Preferred stock accretion                       833,129               -                -               -
  Beneficial conversion feature                 5,192,308               -                -               -
                                            ----------------------------------------------------------------
 Net (loss) income available
  to common shareholders-
  basic and diluted                         $  (7,401,880)    $   729,533      $  (129,154)   $     23,992
                                            ================================================================
WEIGHTED AVERAGE SHARES
 OUTSTANDING:
 Weighted average shares
  outstanding-basic                            39,612,644      38,752,500       38,752,500      32,502,501
 Effect of dilutive securities:
  Stock options                                         -          61,560                -               -
  Convertible preferred stock                           -               -                -               -
                                            ----------------------------------------------------------------
Weighted average shares
 outstanding-diluted                           39,612,644      38,814,060       38,752,500      32,502,501
                                            ================================================================

For the year ended December 31, 2001, potential common shares from the convertible preferred stock and stock options were anti-dilutive and excluded from the calculation of diluted earnings (loss) per share. The number of common shares excluded for stock option and convertible preferred stock were 400,025 and 5,176,291, respectively.

For the year ended December 31, 2001, net loss available to common shareholders
- diluted is equal to net loss available to common shareholders - basic because of the anti-dilutive effect of the preferred stock accretion and beneficial conversion feature due to net losses for the year.

19 STRATEGIC ALLIANCES

In June 2001, the Company entered into a strategic alliance with Affinium Pharmaceuticals, formerly Integrative Proteomics, Inc. Affinium Pharmaceuticals is a leader in high throughput structural proteomics. During the three-year term of the strategic alliance, the Company will provide Affinium Pharmaceuticals with the X-ray protein crystallography tools required by Affinium Pharmaceuticals for its proteomics facilities and collaborate in the development of higher-throughput proteomics tools. The Company invested $500,000 in cash and $500,000 in common stock (83,333 shares) in the Series IIA financing of Affinium Pharmaceuticals. The fair value of the shares issued was determined by negotiations between the parties. The investment is recorded on a cost basis.

In October 2001, the Company entered into a strategic alliance with Geneformatics, Inc., ("GFI"), a structural proteomics company. During the three-year term of its strategic alliance, the Company will provide GFI with the X-ray crystallography systems and support needed to incorporate X-ray crystallography into its business. As part of this alliance the Company agreed to invest $500,000 in cash and $500,000 in common stock (71,428 shares) in the Series C financing of this structural proteomics company. The investment is recorded on a cost basis.

20 COMMITMENTS AND CONTINGENCIES

The Company and its subsidiaries are subject to lawsuits, claims and proceedings of a nature considered normal to its businesses. During 2001, the Company recorded a reserve for approximately $200,000 for an issue related to a dispute with a supplier. The Company believes, based on discussions with legal counsel, that the outcome of these proceedings will not have a material impact on the Company's financial position or results of operations.

                                                               [BRUKER AXS LOGO]

                          NOTES TO FINANCIAL STATEMENTS

21 SEGMENT INFORMATION

The Company operates in one industry segment as a producer of service systems and complete solutions in X-ray instrumentation. The Company operates primarily from three plants, Madison, Wisconsin, Karlsruhe, Germany, and Delft, The Netherlands. The Company supplies product to a broad range of end user markets, including academics, government, and scientific research.

Net sales are attributed to geographic segments based on the location of the customer.

The following represents the Company's geographic segments:

                                                                            Three Months
                                             Year Ended      Year Ended         Ended         Year Ended
                                            December 31,    December 31,     December 31,    September 30,
                                                2001            2000            1999             1999
-----------------------------------------------------------------------------------------------------------
Net sales:
 North America                               $25,203,223     $20,579,941     $  3,675,555     $19,835,152
 Germany                                      13,204,000      12,069,566        3,091,981      12,797,470
 Other Europe                                 27,362,402      20,000,299        3,458,408      19,331,736
 Other Foreign                                16,817,944      15,454,801        2,566,211       9,929,571
                                          -----------------------------------------------------------------
  Total                                      $82,587,569     $68,104,607     $ 12,792,155     $61,893,929
                                          =================================================================
Long-lived assets (year-end):
 North America                               $ 5,272,517     $ 5,181,563     $  4,496,671     $ 2,957,599
 Germany                                       2,131,335       1,235,603        1,011,603         900,364
 Other Europe                                  4,011,887         274,313          192,156         167,885
 Other Foreign                                    84,735          24,282                -               -
                                          -----------------------------------------------------------------
 Total                                       $11,500,474     $ 6,715,761     $  5,700,430     $ 4,025,848
                                          =================================================================

Other Europe primarily includes the United Kingdom, France, Italy, Spain, Belgium, The Netherlands, Scandinavia, Poland, Russia, Hungary, Slovenia, Switzerland and Austria. Other Foreign includes all other countries not included within North America, Germany or Other Europe.

22 TRANSITION PERIOD COMPARATIVE DATA

The following table presents certain financial information for the three months ended December 31, 1999 and 1998, respectively:

Three Months Ended December 31,            1999              1998
-----------------------------------------------------------------
                                                      (Unaudited)
                                   ------------------------------
Net Sales                           $12,792,155       $14,526,422
                                   ==============================
Gross Profit                        $ 4,919,186       $ 4,508,913
                                   ==============================
Income (loss) before income taxes   $    62,233       $(1,105,391)
                                   ==============================
Income tax expense (benefit)            191,387          (437,073)
                                   ------------------------------
Net loss                               (129,154)         (668,318)
                                   ==============================
Earnings (loss) per common share
 (basic and diluted)                $      0.00       $     (0.05)
                                   ==============================
Weighted average common
 shares outstanding                  38,752,500        13,752,501
                                   ==============================

                                                               [BRUKER AXS LOGO]

                          NOTES TO FINANCIAL STATEMENTS

23 QUARTERLY FINANCIAL DATA (UNAUDITED)

The summation of quarterly earnings (loss) per share does not equate to the calculation for the full fiscal year, as quarterly calculations are performed on a discrete basis.

                                                                            Quarter Ended
--------------------------------------------------------------------------------------------------------------------
                                               March 31        June 30   September 30    December 31         Total
--------------------------------------------------------------------------------------------------------------------
2001
Net sales                                   $18,845,484    $20,208,053    $21,192,047    $22,341,985  $ 82,587,569
Gross profit                                  7,132,370      7,758,784      7,708,397      8,925,238    31,524,789
Net income (loss)                               264,439     (1,836,990)        40,073        156,035    (1,376,443)
Net loss available to common shareholders      (105,423)    (1,634,009)      (266,328)    (5,396,120)   (7,401,880)
Basic earnings (loss) per share                    0.00          (0.04)         (0.01)         (0.13)        (0.19)
Diluted earnings (loss) per share                  0.00          (0.04)         (0.01)         (0.13)        (0.19)

2000
Net sales                                   $18,112,305    $16,595,245    $16,409,084    $16,987,973  $ 68,104,607
Gross profit                                  6,458,331      5,297,320      5,621,865      7,475,418    24,852,934
Net income (loss)                               296,357        (10,013)        20,096        423,093       729,533
Net income (loss) available to
 common shareholders                            296,357        (10,013)        20,096        423,093       729,533
Basic earnings per share                           0.01           0.00           0.00           0.01          0.02
Diluted earnings per share                         0.01           0.00           0.00           0.01          0.02
--------------------------------------------------------------------------------------------------------------------

24 SUBSEQUENT EVENTS

INCOATEC GMBH

In February 2002, the Company contributed approximately $22,000 and received fifty-one percent (51%) ownership in a new company, Incoatec GmbH, a German company that was spun-off from GKSS, a material research center located in Geesthact, Germany. Incoatec will provide research, development and production of X-ray optics based on innovative coating technologies. The investment will be consolidated in the financial statements of the Company.

PLANT ACQUISITION

In October 2001, the Company entered into an agreement to purchase its Karlsruhe, Germany facility, land and adjacent lot for approximately $6.6 million. The Company financed this acquisition with proceeds from the initial public offering and a $4.4 million mortgage. The closing of this purchase occurred on February 28, 2002.

                                                               [BRUKER AXS LOGO]

50